Consolidated Financial Statements
(In US dollars)

HUDBAY MINERALS INC.

Years ended December 31, 2015 and 2014

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of HudBay Minerals Inc. (“Hudbay” or the “Company”) is responsible for establishing and maintaining internal control over financial reporting (“ICFR”).

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, Hudbay’s management assessed the effectiveness of the Company’s ICFR as at December 31, 2015 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Hudbay’s ICFR was effective as of December 31, 2015.

The effectiveness of the Company’s ICFR as at December 31, 2015 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2015.

Alan Hair President and Chief Executive Officer	David Bryson Senior Vice President and Chief Financial Officer

Toronto, Canada
February 24, 2016

Deloitte LLP
Bay Adelaide Centre East Tower
22 Adelaide Street West Suite 200
Toronto ON  M5H 0A9 Canada

Tel: 416-601-6150
Fax: 416-601-6610
www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of HudBay Minerals Inc.:

We have audited the internal control over financial reporting of HudBay Minerals Inc. and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated February 24, 2016 expressed an unmodified opinion on those financial statements.

Chartered Professional Accountants
Licensed Public Accountants
February 24, 2016
Toronto, Canada

Deloitte LLP
Bay Adelaide Centre East Tower
22 Adelaide Street West Suite 200
Toronto ON  M5H 0A9 Canada

Tel: 416-601-6150
Fax: 416-601-6610
www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of HudBay Minerals Inc.:

We have audited the accompanying consolidated financial statements of HudBay Minerals Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2015, December 31, 2014, and January 1, 2014, and the consolidated income statements, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity, and consolidated statements of cash flows for the years ended December 31, 2015 and December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of HudBay Minerals Inc. and subsidiaries as at December 31, 2015, December 31, 2014, and January 1, 2014, and their financial performance and their cash flows for the years ended December 31, 2015 and December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Professional Accountants
Licensed Public Accountants
February 24, 2016
Toronto, Canada

HUDBAY MINERALS INC.
Consolidated Balance Sheets
(in thousands of US dollars)

		Dec. 31,	Dec. 31,	Jan. 1,
		2015	2014	2014
			Restated	Restated
	Note		(notes 2b, 4)	(notes 2b, 4)
Assets
Current assets
Cash and cash equivalents	8	$53,852	$178,668	$593,669
Trade and other receivables	9	228,678	182,090	158,234
Inventories	10	120,186	75,605	49,079
Prepaid expenses and other current assets	11	8,979	13,193	27,188
Other financial assets	12	16,512	1,159	758
Taxes receivable		6,971	10,293	35,393
Assets held for sale		-	-	5,514
		435,178	461,008	869,835
Receivables	9	26,223	21,398	53,945
Inventories	10	5,649	6,773	7,417
Prepaid expenses	11	-	212	540
Other financial assets	12	72,730	62,838	66,925
Intangible assets - computer software	13	8,859	10,398	12,761
Property, plant and equipment	14	3,890,276	4,065,003	2,505,713
Goodwill	15	-	181,583	67,105
Deferred tax assets	24b	40,670	41,668	29,887
		$4,479,585	$4,850,881	$3,614,128
Liabilities
Current liabilities
Trade and other payables	16	$187,185	$241,948	$205,808
Taxes payable		4,393	295	31
Other liabilities	17	37,667	40,728	38,679
Other financial liabilities	18	10,195	6,035	15,371
Long term debt	19	69,875	14,774	-
Deferred revenue	20	68,250	70,062	61,722
		377,565	373,842	321,611
Other financial liabilities	18	27,635	44,429	21,661
Long term debt	19	1,205,005	972,293	732,729
Deferred revenue	20	529,010	618,063	436,351
Provisions	21	143,596	158,348	137,328
Pension obligations	22	34,260	42,569	24,380
Other employee benefits	23	80,695	151,321	133,616
Deferred tax liabilities	24b	294,529	380,958	276,075
		2,692,295	2,741,823	2,083,751
Equity
Share capital	25b	1,576,600	1,562,249	1,007,585
Reserves		(45,003)	(43,916)	1,795
Retained earnings		255,693	590,725	529,189
Equity attributable to owners of the Company		1,787,290	2,109,058	1,538,569
Non-controlling interests		-	-	(8,192)
		1,787,290	2,109,058	1,530,377
		$4,479,585	$4,850,881	$3,614,128
Commitments (note 30)

HUDBAY MINERALS INC.
Consolidated Statements of Cash Flows
(in thousands of US dollars)

		Year ended
		December 31,
		2015	2014
			Restated
	Note		(notes 2b, 4)
Cash generated from (used in) operating activities:
(Loss) profit for the year		$(331,428)	$65,269
Tax recovery	24a	(67,613)	(51,327)
Items not affecting cash:
Depreciation and amortization	7b	217,617	84,402
Share-based payment expense	7c	(319)	7,264
Net finance expense	7f	73,468	5,888
Change in fair value of derivatives		(10,858)	(2,094)
Change in deferred revenue related to stream	20	(51,860)	(44,960)
Change in taxes receivable/payable, net		(14,077)	(31,511)
Unrealized gain on warrants	7f	(11,400)	(23,520)
Pension past service costs	22	17,064	-
Gain on deemed disposition of Augusta shares	7f	-	(45,571)
(Gain) loss on disposition of subsidiaries	7h	(37,026)	5,865
Asset and goodwill impairment losses	7g	433,382	-
Impairment and mark-to-market losses on investments	7f	4,866	1,404
Foreign exchange and other		2,147	15,071
Taxes (received) paid		(1,823)	30,591
Operating cash flows before stream deposit and change in non-cash working capital		222,140	16,771
Precious metals stream deposit	20	-	259,978
Change in non-cash working capital	32a	(36,475)	(11,486)
		185,665	265,263
Cash generated from (used in) investing activities:
Acquisition of property, plant and equipment		(490,664)	(890,915)
Acquisition of investments		-	(2,917)
Acquisition of subsidiary, net cash (paid) acquired	6a	(11,756)	3,033
Net cash received on disposition of subsidiaries		2,027	-
Addition to restricted cash - Peru	12	(22,811)	(20,793)
Net Peruvian sales tax refunded on capital expenditures		42,041	38,387
Net interest paid		(4,381)	(619)
		(485,544)	(873,824)
Cash generated from (used in) financing activities:
Long-term debt borrowing, net of transaction costs paid		319,569	269,017
Principal repayments	19	(30,827)	(130,055)
Interest paid		(108,647)	(82,137)
Proceeds from exercise of stock options		809	1,178
Financing costs		(2,540)	(5,554)
Proceeds from issuance of equity		13,199	147,543
Dividends paid	25b	(3,604)	(3,814)
		187,959	196,178
Effect of movement in exchange rates on cash and cash equivalents		(12,896)	(2,618)
Net decrease in cash and cash equivalents		(124,816)	(415,001)
Cash and cash equivalents, beginning of year		178,668	593,669
Cash and cash equivalents, end of year		$53,852	$178,668
For supplemental information, see note 32.

HUDBAY MINERALS INC.
Consolidated Income Statements
(in thousands of US dollars, except share and per share amounts)

		Year ended
		December 31,
		2015	2014
			Restated
	Note		(notes 2b, 4)

Revenue	7a	$886,051	$507,515
Cost of sales
Mine operating costs		550,695	366,463
Depreciation and amortization	7b	216,992	83,706
		767,687	450,169
Gross profit		118,364	57,346
Selling and administrative expenses	7i	30,937	41,752
Exploration and evaluation expenses		9,426	10,069
Other operating expenses	7e	10,075	10,129
Asset and goodwill impairment loss	7g	433,382	-
(Gain) loss on disposal of subsidiaries	7h	(37,026)	5,865
Augusta related costs		-	19,215
Results from operating activities		(328,430)	(29,684)
Finance income	7f	(3,995)	(3,536)
Finance expenses	7f	77,463	9,424
Other finance gain	7f	(2,857)	(49,514)
Net finance expense (income)		70,611	(43,626)
(Loss) profit before tax		(399,041)	13,942
Tax recovery	24a	(67,613)	(51,327)

(Loss) profit for the year		$(331,428)	$65,269

Attributable to:
Owners of the Company		$(331,428)	$65,350
Non-controlling interests		-	(81)

(Loss) profit for the year		$(331,428)	$65,269

(Loss) earnings per share - basic and diluted		$(1.41)	$0.31

Weighted average number of common shares outstanding:	27
Basic		234,675,080	209,023,666
Diluted		234,675,080	209,683,580

HUDBAY MINERALS INC.
Consolidated Statements of Comprehensive (Loss) Income
(in thousands of US dollars)

	Year ended
	December 31,
	2015	2014
		Restated
		(notes 2b, 4)

(Loss) profit for the year	$(331,428)	$65,269

Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss
Recognized directly in equity:
Net exchange loss on translation of foreign operations	(60,648)	(4,854)
Change in fair value of available-for-sale financial investments	(5,287)	44,177
Effect of foreign exchange on available-for-sale financial investments	(1,172)	-
	(67,107)	39,323

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial gain (loss)	59,266	(48,529)
Tax effect	(1,053)	6,881
	58,213	(41,648)

Transferred to income statements:
Impairment of available-for-sale financial assets	4,863	(44,144)
Sale of investments	-	(30)
Tax effect	7	-
	4,870	(44,174)

Other comprehensive loss, net of tax, for the year	(4,024)	(46,499)

Total comprehensive (loss) income for the year	$(335,452)	$18,770

Attributable to:
Owners of the Company	$(335,452)	$18,851
Non-controlling interests	-	(81)

Total comprehensive (loss) income for the year	$(335,452)	$18,770

HUDBAY MINERALS INC.
Consolidated Statements of Changes in Equity
(in thousands of US dollars)

	Attributable to owners of the Company

			Foreign
			currency					Non-
	Share capital	Other capital	translation	Available-for-	Remeasure-	Retained		controlling
Restated (notes 2b, 4)	(note 25)	reserves	reserve	sale reserve	ment reserve	earnings	Total	interests	Total equity

Balance, January 1, 2014	$1,007,585	$25,112	$51,605	$2,895	$(77,817)	$529,189	$1,538,569	$(8,192)	$1,530,377
Profit (loss)	-	-	-	-	-	65,350	65,350	(81)	65,269
Other comprehensive (loss) income	-	-	(4,854)	3	(41,648)	-	(46,499)	-	(46,499)
Total comprehensive (loss) income	-	-	(4,854)	3	(41,648)	65,350	18,851	(81)	18,770
Contributions by and distributions to owners:
Stock options exercised	1,711	(533)	-	-	-	-	1,178	-	1,178
Equity issuance (note 25b)	558,179	-	-	-	-	-	558,179	-	558,179
Share issue costs, net of tax (note 25b)	(5,226)	-	-	-	-	-	(5,226)	-	(5,226)
Dividends (note 25b)	-	-	-	-	-	(3,814)	(3,814)	-	(3,814)
Total contributions by and distributions to owners	554,664	(533)	-	-	-	(3,814)	550,317	-	550,317
Non-controlling interest upon acquisition of Augusta	-	1,321	-	-	-	-	1,321	-	1,321
Reclassification adjustment	-	-	-	-	-	-	-	1,139	1,139
Sale of subsidiary	-	-	-	-	-	-	-	7,134	7,134

Balance, December 31, 2014	$1,562,249	$25,900	$46,751	$2,898	$(119,465)	$590,725	$2,109,058	$-	$2,109,058

HUDBAY MINERALS INC.
Consolidated Statements of Changes in Equity
(in thousands of US dollars)

	Attributable to owners of the Company

			Foreign
			currency					Non-
	Share capital	Other capital	translation	Available-for-	Remeasure-	Retained	Total	controlling	Total
	(note 25)	reserves	reserve	sale reserve	ment reserve	earnings	equity	interests	equity

Balance, January 1, 2015	$1,562,249	$25,900	$46,751	$2,898	$(119,465)	$590,725	$2,109,058	$-	$2,109,058
Loss	-	-	-	-	-	(331,428)	(331,428)	-	(331,428)
Other comprehensive (loss) income	-	-	(60,648)	(1,589)	58,213	-	(4,024)	-	(4,024)
Total comprehensive (loss) income	-	-	(60,648)	(1,589)	58,213	(331,428)	(335,452)	-	(335,452)
Contributions by and distributions to owners:
Stock options exercised	1,152	(343)	-	-	-	-	809	-	809
Equity issuance (note 25b)	13,199	-	-	-	-	-	13,199	-	13,199
Reclassification of Augusta warrants (note 18)	-	3,280	-	-	-	-	3,280	-	3,280
Dividends (note 25b)	-	-	-	-	-	(3,604)	(3,604)	-	(3,604)
Total contributions by and distributions to owners	14,351	2,937	-	-	-	(3,604)	13,684	-	13,684

Balance, December 31, 2015	$1,576,600	$28,837	$(13,897)	$1,309	$(61,252)	$255,693	$1,787,290	$-	$1,787,290

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

1.	Reporting entity

HudBay Minerals Inc. ("HMI" or the "Company") was amalgamated under the Canada Business Corporations Act on August 15, 2011. The address of the Company’s principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The consolidated financial statements of the Company for the years ended December 31, 2015 and 2014 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Significant subsidiaries as at December 31, 2015, include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Corporation (formerly Augusta Resource Corporation, “Augusta” or “Hudbay Arizona”) and Rosemont Copper Company (“Rosemont”).

Hudbay is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the Group is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and a copper project in Arizona (United States). The Group also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

2.	Basis of preparation

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") effective for the year ended December 31, 2015.

The Board of Directors approved these consolidated financial statements on February 24, 2016.

(b)	Functional and presentation currency:

The Group’s consolidated financial statements are presented in US dollars, which is the Company’s and all material subsidiaries' functional currency, except for HBMS, HBED and HMS, which have a functional currency of Canadian dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated. The Company changed its functional and presentation currency effective July 1, 2015, the details of which are described in note 4.

(c)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated balance sheets:

−	Derivatives, embedded derivatives, other financial instruments at fair value through profit or loss ("FVTPL") and available-for-sale financial assets are measured at fair value;
−	Liabilities for cash-settled share-based payment arrangements are measured at fair value; and

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

−

A defined benefit liability is recognized as the net total of the plan assets, unrecognized past service costs and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.

(d)	Use of judgements and estimates:

The preparation of the consolidated financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as reported amounts of revenue and expenses during the reporting period.

The preparation of the consolidated financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The Group reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that the Group believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively in the period in which the estimates are revised and in any future periods affected.

The following are significant judgements and estimates impacting the consolidated financial statements:

−

Acquisition accounting (notes 3a and 6) - during the acquisitions of Augusta and New Britannia Mine and Mill, judgement was required to determine if the acquisitions represented a business combination or an asset purchase. More specifically, management concluded that Augusta represented a business as it consisted of inputs and processes applied to those inputs which have the ability to create outputs. These inputs included proven and probable reserves and a skilled employee base. Processes in existence within the business included Rosemont project feasibility studies, which documented a plan to carryout development and production of economic ore. In contrast, management concluded that the New Britannia Mine and Mill did not represent a business, as the assets acquired were not an integrated set of activities with inputs, processes and outputs. Since it was concluded that the acquisition represented the purchase of assets, there was no goodwill generated on the transaction and acquisition costs were capitalized to the assets purchased rather than expensed.

−

Valuation of an acquired business (note 6b) - as the Group concluded that the acquisition of Augusta was a business combination, a valuation was required to determine the allocation of the purchase price. The fair values of the net assets acquired were calculated using significant estimates and judgements. In particular, the fair values of the net assets, including mineral properties, other property, plant and equipment have been determined using an independent valuation involving discounted cash flow calculations and other finance models. Such calculations and models were required to estimate, amongst other items, the amount and timing of extraction of mineralization, commodity prices, operating and capital input costs, discount rates and currency rates. The data utilized to estimate these key items included available reserve and resource reports, feasibility studies, macroeconomic studies and judgements regarding the timing of approval for project permitting. If estimates or judgements differed, this could result in a materially different allocation of net assets to the consolidated balance sheets and would result in a change in the amount of goodwill recognized.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

−

Valuation of an acquired asset (note 6a) - as the Group concluded that the acquisition of New Britannia Mine and Mill was an asset acquisition, an allocation of the purchase price to the individual identifiable assets acquired, including intangible assets, and liabilities assumed based on their relative fair values at the date of purchase was required. The fair values of the net assets acquired were calculated using significant estimates and judgements. If estimates or judgements differed, this could result in a materially different allocation of net assets to the consolidated balance sheets.

−

Valuation and classification of the Peru sales tax receivable (note 9) - there is significant judgement involved when determining recoverability and timing of receipt of funds with governments of emerging markets. Based on a history of receipts from the government and positive audit compliance, management determined that recoverability of the amounts recorded were reasonable. A change in government policies or fiscal stability may lead to a change in the recorded amount and may result in a re-classification of a greater portion of the receivable from current to non-current.

−

Impairment of non-financial assets (notes 3h, 3j and 15) - there are significant estimates involved in the determination of the recoverable amount of cash generating units (“CGU”). The Group has allocated goodwill to the Peru CGU and the Arizona CGU. Recoverable amounts are calculated using discounted after-tax cash flows based on cash flow projections and assumptions in the Group’s most current life of mine (“LOM”) plans. LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management’s best estimates of key assumptions which are discount rates, future commodity prices, production based on current estimates of recoverable reserves, future operating and capital costs, future foreign exchange rates and the value of mineral resources not included in the Constancia LOM plan. Expected future cash flows used to determine the recoverable amount during impairment testing are inherently uncertain and could materially change over time. Should management’s estimate of the future not reflect actual events, impairments may be identified, which could have a material effect on the Group’s consolidated financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact on a CGU’s fair value as the assumptions are inextricably linked.

−

Tax provisions (notes 3o and 24) - management makes estimates in determining the measurement and recognition of deferred tax assets and liabilities recorded on the consolidated balance sheets. The measurement of deferred tax assets and deferred tax liabilities is based on tax rates that are expected to apply in the period that the asset is realized or liability is settled based on tax rates that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected. At the end of each reporting period, management reassesses the period that assets are realized or liabilities are settled and the likelihood of taxable income in future periods in order to support and adjust the deferred tax assets and deferred tax liabilities recognized on the consolidated balance sheets.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

−

Timing of commercial production (note 3i) – during the year ended December 31, 2015, the Group determined that the Constancia project met the criteria required to be considered a commercial production mine. During the year ended December 31, 2014, the Group determined that the Reed and Lalor projects met the criteria required to be considered commercial production mines. Judgement was applied to ascertain the point in time when the group of mine assets associated with each project were capable of being used in the manner intended by management. Amongst other quantitative and qualitative factors, throughput, mill grades and recoveries were assessed over a period of three months for Constancia to make this determination. Given the planned ramp- up of operations at Constancia, a factor of 60% of planned output and design capacity measures were utilized in determining the appropriate timing. A change in judgement regarding timing of commercial production could have material impacts on the amount of revenues and depreciation recorded in the consolidated income statements and the valuation of property, plant and equipment in the consolidated balance sheets.

−

Functional currency (note 3b) - judgement was required in determining that the US dollar is the appropriate functional currency of certain entities of Hudbay. This was determined by assessing the currency which influences sales prices for concentrate and metals sales, labour and input costs, as well as the currency in which Hudbay finances its operations. The US dollar functional currency judgement results in foreign exchange gains and losses being recorded on the consolidated income statements pertaining to the revaluation of non-US monetary assets and liabilities, most notably, the Canadian denominated trade receivables, cash, working capital and intercompany balances. If judgement was altered and a different functional currency was selected for certain entities of Hudbay, this could result in material differences in the amounts recorded in the consolidated income statements pertaining to foreign exchange gains or losses.

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Units-of-production depreciation (note 3i) - a significant estimate is required to determine the total production basis for units-of-production depreciation. The most currently available reserve and resource report is utilized in determining this basis which has material impacts on the amount of depreciation recorded through inventories and the consolidated income statements.

−

Capitalized stripping costs (note 3i) – in determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Group makes estimates of the proportion of stripping activity which relates to extracting current ore and the proportion which relates to obtaining access to ore reserves which will be mined in the future.

−

Assaying utilized to determine revenues and recoverability of inventories (notes 3c and 3f) - assaying of contained metal is a key estimate in determining the amount of revenues recorded in the consolidated income statements. The estimate is finalized after final surveying is completed, which may extend to six months in certain transactions. Since assays are utilized to determine the value of recorded revenues, material differences in given assays may result in a material misstatement of revenues on the consolidated income statements. Assay survey results are also a factor utilized to determine if inventories on hand have a net realizable value that exceeds cost. Material differences in assay results may lead to misstatements of inventory balances in the consolidated balance sheets.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

−

Decommissioning and restoration obligations (notes 3m and 21) - significant judgement and estimates are utilized in the determination of the decommissioning and restoration provisions in the consolidated balance sheets. Judgement is involved in determining the timing and extent of cash outflows required to satisfy constructive obligations based on the timing of site closures in the LOM plans, expected unit costs to determine cash obligations to remediate disturbances and regulatory and constructive requirements to determine the extent of the remediation required. The timing of cash outflows and discount rates associated with discounting the provision are also key inputs. Changes in these estimates may result in a change in classification of the provision between non-current and current as well as material differences in the total provision recorded in the consolidated balance sheets.

−

Accounting for stream transactions (note 20) - significant judgement was required in determining the appropriate accounting for the Silver Wheaton Corp. (“Silver Wheaton”) stream transactions that were entered into. Management has determined that based on the agreements reached, Silver Wheaton assumes significant business risk associated with the timing and amount of ounces of gold and silver being delivered. Management has also determined that the time value of the upfront deposit received from Silver Wheaton does not represent a significant component of the transaction. As such, the deposits received from Silver Wheaton have been recorded as deferred revenue liabilities in the consolidated balance sheets. If judgement was altered and it was determined that Hudbay assumed the significant business risks associated with delivering the gold and silver ounces, then the deposits would be classified as financial liabilities and would be recorded in the consolidated balance sheets at fair value.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and by all Group entities.

(a)	Basis of consolidation:

Intercompany balances and transactions are eliminated upon consolidation. When a Group entity transacts with an associate or jointly controlled entity of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the relevant associate or joint venture. The accounting policies of Group entities are changed when necessary to align them with the policies adopted by the Company.

Subsidiaries

A subsidiary is an entity controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Non-controlling interests

Non-controlling interests in subsidiaries are identified separately from the Group’s equity in the subsidiaries. The interests of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Business combinations and goodwill

When the Group makes an acquisition, it first determines whether the assets acquired and liabilities assumed constitute a business, in which case the acquisition requires accounting as a business combination. Management applies judgement in determining whether the acquiree is capable of being conducted and managed for the purpose of providing a return, considering the inputs of the acquiree and processes applied to those inputs that have the ability to create outputs.

The Group applies the acquisition method of accounting to business combinations, whereby the goodwill is measured at the acquisition date as the fair value of the consideration transferred including the recognized amount of any non-controlling interests in the acquiree. When the excess is negative, a bargain purchase gain is recognized immediately in the consolidated income statements. The assessment of fair values on acquisition includes those mineral reserves and resources that are able to be reliably measured. In determining these fair values, management must also apply judgement in areas including future cash flows, metal prices, exchange rates and appropriate discount rates. Changes in such estimates and assumptions could result in significant differences in the amount of goodwill recognized.

The consideration transferred is the aggregate of the fair values at the date of acquisition of the sum of the assets transferred, the liabilities incurred or assumed, and the equity instruments issued by the acquirer in exchange for control of the acquiree. Acquisition-related costs are recognized in the consolidated income statements as incurred, unless they relate to issue of debt or equity securities.

Where applicable, the consideration transferred includes any asset or liability resulting from a contingent consideration arrangement and measured at its acquisition date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with relevant IFRS. Changes in the fair value of contingent consideration classified as equity are not recognized.

Where a business combination is achieved in stages, the Group’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date, which is the date the Group attains control, and any resulting gain or loss is recognized in the consolidated income statements. Amounts previously recognized in other comprehensive income related to interests in the acquiree prior to the acquisition date are reclassified to the consolidated income statements, where such treatment would be appropriate if that interest were disposed of.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s CGUs that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Goodwill is allocated to the lowest level at which it is monitored for internal management purposes and is not larger than an operating segment before aggregation. Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the determination of any gain or loss on disposal.

Goodwill is not amortized and is tested for impairment annually and whenever there is an indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is determined as the higher of fair value less direct costs to sell and the asset’s value in use. An impairment loss in respect of goodwill is not reversed.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Fair value for mineral interests and related goodwill is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Group’s continued use and cannot take into account future development.

The weighted average cost of capital of the Group or comparable market participants is used as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate and the specific risks related to the development of the project.

Where the asset does not generate cash flows that are independent of other assets, the Group estimates the recoverable amount of the CGU to which the asset belongs. If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in the consolidated income statements.

(b)	Translation of foreign currencies:

Management determines the functional currency of each Group entity as the currency of the primary economic environment in which the entity operates.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates in effect at the transaction dates.

At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the noon exchange rate. Non-monetary assets and liabilities measured at fair value are translated using the exchange rates at the date when fair value was determined. Non-monetary assets and liabilities measured at historical cost in a foreign currency are translated using exchange rates that were in effect at the transaction dates. The same translations are applied when an entity prepares its financial statements from books and records maintained in a currency other than its functional currency, except revenues and expenses may be translated at monthly average exchange rates that approximate those in effect at the transaction dates.

Foreign currency gains and losses arising on period-end revaluations are recognized in the consolidated income statements, except for differences arising on translation of available-for-sale equity instruments, a financial liability designated as a hedge of a net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Foreign operations

For the purpose of the consolidated financial statements, assets and liabilities of Group entities that have functional currencies other than the US dollar are translated to US dollars at the reporting date using the noon exchange rate. Revenue and expenses are translated at monthly average exchange rates that approximate those in effect at the transaction dates. Differences arising from these foreign currency translations are recognized in other comprehensive income and presented within equity in the foreign currency translation reserve. When a foreign operation is disposed, the relevant exchange differences accumulated in the foreign currency translation reserve are transferred to the consolidated income statements as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such amount is reattributed to non-controlling interests. On disposal of a partial investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion is reclassified to profit and loss.

Net investment in a foreign operation

Foreign currency gains and losses arising on translation of a monetary item receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future are considered to form part of a net investment in the foreign operation. Such gains and losses are recognized in other comprehensive income and presented within equity in the foreign currency translation reserve.

(c)	Revenue recognition:

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of treatment and refining charges and pre-production revenue.

Sales revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, the Group has insignificant continuing management involvement with the goods, the amount of revenue can be measured reliably, recovery of the consideration is probable and the associated costs and possible return of goods can be estimated reliably. Transfers of risks and rewards vary depending on individual contract terms, which frequently occurs at the time when title passes to the customer. For medium and long-term contracts, revenue recognition criteria are assessed for individual sales within the contracts. Revenues from the sale of by-products are included within revenue.

Sales of concentrate and certain other products are “provisionally priced”. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. Revenue is recognized when the above criteria are met, using weight and assay results and forward market prices to estimate the fair value of the total consideration receivable. Such a provisional sale contains an embedded derivative that must be separated from the host contract. At each reporting date, provisionally priced metals sales are marked to market, with adjustments (both gains and losses) recorded in revenue in the consolidated income statements and in trade and other receivables on the consolidated balance sheets.

The Group recognizes deferred revenue in the event it receives payments from customers before a sale meets criteria for revenue recognition.

Interest revenue is recognized in finance income as it accrues, using the effective interest method.

Dividend revenue from investments is recognized when the shareholder’s right to receive payment has been established provided that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

(d)	Cost of sales:

Cost of sales consists of those costs previously included in the measurement of inventory sold during the period, as well as certain costs not included in the measurement of inventory, such as the cost of warehousing and distribution to customers, provisional pricing adjustments related to purchased concentrates, profit sharing, royalty payments, share-based payments and other indirect expenses related to producing operations.

(e)	Cash and cash equivalents:

Cash and cash equivalents include cash, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash equivalents have maturities of three months or less at the date of acquisition. Interest earned is included in finance income on the consolidated income statements and in investing activities on the consolidated statements of cash flows.

Amounts that are restricted from being used for at least twelve months after the reporting date are classified as non-current assets and presented in restricted cash on the consolidated balance sheets. Changes in restricted cash balances are classified as investing activities on the consolidated statements of cash flows.

(f)	Inventories:

Inventories consist of stockpiles, in-process inventory (concentrates and metals), metal products and supplies. Concentrates, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Where the net realizable value is less than cost, the difference is charged to the consolidated income statements as an impairment charge in cost of sales. Capitalized stripping costs related to production are capitalized to inventory as incurred.

Cost of production of concentrate inventory is determined on a weighted average cost basis and the cost of production of finished metal inventory is determined using the first in first out basis. The cost of production includes direct costs associated with conversion of production inventory: material, labour, contractor expenses, purchased concentrates, and an attributable portion of production overheads and depreciation of all property, plant and equipment involved with the mining and production process. Hudbay measures in-process inventories based on assays of material received at metallurgical plants and estimates of recoveries in the production processes. Due to significant uncertainty associated with volume and metal content, costs are not allocated to immaterial routine operating levels of stockpiled ore. Estimates and judgements are required to assess the nature of any significant changes to levels of ore stockpiles and determining whether allocation of costs is required.

Supplies are valued at the lower of average cost and net realizable value. A regular review is undertaken to determine the extent of any provision for obsolescence.

(g)	Intangible assets:

Computer software is measured at cost less accumulated amortization and accumulated impairment losses. Costs include all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating it in the manner intended by management.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Amortization methods, useful lives, and residual values if any, are reviewed at each year end and adjusted prospectively. When an intangible asset is disposed of, or when no further economic benefits are expected, the asset is derecognized, and any resulting gain or loss is recorded in the consolidated income statements.

Currently, the Group’s intangible assets relate primarily to an enterprise resource planning (“ERP”) information system. Amortization commenced in April 2011 upon implementation of the ERP system and is calculated on a straight-line basis over its estimated useful life. The expected useful life of the ERP system is 7 years from initial implementation.

(h)	Exploration and evaluation expenditures:

Exploration and evaluation activity begins when the Group obtains legal rights to explore a specific area and involves the search for mineral reserves, the determination of technical feasibility, and the assessment of commercial viability of an identified resource. Expenditures incurred in the exploration and evaluation phase include the cost of acquiring interests in mineral rights, licenses and properties and the costs of the Group’s exploration activities, such as researching and analyzing existing exploration data, gathering data through geological studies, exploratory drilling, trenching, sampling, and certain feasibility studies.

The Group expenses the cost of its exploration and evaluation activities and capitalizes the cost of acquiring interests in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. Amounts capitalized are recognized as exploration and evaluation assets and presented in property, plant and equipment. Exploration and evaluation assets acquired as a result of an asset acquisition or option agreement are initially recognized at cost, and those acquired in a business combination are recognized at fair value on the acquisition date. They are subsequently carried at cost less accumulated impairment. No depreciation is charged during the exploration and evaluation phase. The Group expenses the cost of subsequent exploration and evaluation activity related to acquired exploration and evaluation assets. Cash flows associated with acquiring exploration and evaluation assets are classified as investing activities in the consolidated statements of cash flows; those associated with exploration and evaluation expenses are classified as operating activities.

Judgement is required in determining whether the respective costs are eligible for capitalization where applicable, and whether they are likely to be recoverable, which may be based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available.

The Group monitors exploration and evaluation assets for factors that may indicate their carrying amounts are not recoverable. If such indicators are identified, the Group tests the exploration and evaluation assets or their CGUs, as applicable, for impairment. The Group also tests impairment when assets reach the end of the exploration and evaluation phase.

Exploration and evaluation assets are transferred to capital works in progress within property, plant and equipment once the Group has completed a preliminary feasibility study, some of the resources have been converted to reserves, and management determines it is probable the property will be developed into a mine. At that time, the property is considered to enter the development phase, and subsequent evaluation costs are capitalized.

(i)	Property, plant and equipment:

The Group measures items of property, plant and equipment at cost less accumulated depreciation and any accumulated impairment losses.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

The initial cost of an item of property, plant and equipment includes its purchase price or construction costs, including import duties and non-refundable purchase taxes, any costs directly attributable to bringing the asset into operation, and for qualifying assets, borrowing costs. The initial cost of property, plant and equipment also includes the initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located, the obligation for which the Group incurs either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories during that period.

Capitalization of costs ceases once an asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. At this time, depreciation commences. For a new mine, this occurs upon commencement of commercial production. Any revenue earned in the process of preparing an asset to be capable of operating in the manner intended by management is included in the cost of the constructed asset. Any other incidental revenue earned prior to commencement of commercial production is recognized in the consolidated income statements.

Carrying amounts of property, plant and equipment, including assets under finance leases, are depreciated to their estimated residual value over the estimated useful lives of the assets or the estimated life of the related mine or plant, if shorter. Where components of an asset have different useful lives, depreciation is calculated on each separate component. Components may be physical or non-physical, including the cost of regular major inspections and overhauls required in order to continue operating an item of property, plant and equipment.

Certain items of property, plant and equipment are depreciated on a unit-of-production basis. The unit-of-production method is based on proven and probable tonnes of ore reserves. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

The carrying amount of an item of property, plant and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. Upon derecognition of an item of property, plant and equipment, the difference between its carrying value and net sales proceeds, if any, is presented as a gain or loss in other operating income or expense in the consolidated income statements.

(i)	Capital works in progress:

Capital works in progress consist of items of property, plant and equipment in the course of construction or mineral properties in the course of development, including those transferred upon completion of the exploration and evaluation phase. On completion of construction or development, costs are transferred to plant and equipment and/or mining properties as appropriate. Capital works in progress are not depreciated.

(ii)	Mining properties:

Mining properties consist of costs transferred from capital works in progress when a mining property reaches commercial production, costs of subsequent mine and exploration development, and acquired mining properties in the production stage.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management and includes such costs as the cost of shafts, ramps, track haulage drifts, ancillary drifts, pumps, electrical substations, refuge stations, ventilation raises, permanent manways, and ore and waste pass raises. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgements and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result.

A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production. Upon commencement of commercial production, a mining property is depreciated on a unit-of-production method. Unit-of-production depreciation rates are determined based on the related proven and probable mineral reserves and associated future development costs.

Subsequent mine development costs are capitalized to the extent they are incurred in order to access reserves mineable over more than one year. Ongoing maintenance and development expenditures are expensed as incurred and included in cost of sales in profit or loss. These include ore stope access drifts, footwall and hangingwall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

(iii)	Plant and equipment:

Plant and equipment consists of buildings and fixtures, surface and underground fixed and mobile equipment and assets under finance lease.

Plant and equipment are depreciated on either unit-of-production or straight-line basis based on factors including the production life of assets and mineable reserves. In general, mining assets are depreciated using a unit-of-production method; equipment is depreciated using the straight-line method, based on the shorter of its useful life and that of the related mine or facility; and plants are depreciated using the straight-line method, with useful lives limited by those of related mining assets.

(iv)	Commercial production:

Commercial production is the level of activities intended by management for a mine, or a mine and mill complex, to be capable of operating in the manner intended by management. The Group considers a range of factors when determining the level of activity that represents commercial production for a particular project, including a pre-determined percentage of design capacity for the mine and mill; achievement of continuous production, ramp-ups, or other output; or specific factors such as recoveries, grades, or inventory build-ups. In a phased mining approach, management may consider achievement of specific milestones at each phase of completion. In a non-phased mining approach, management considers average actual metrics that are at least 60% of average design capacity or plan over a continuous period. Management assesses the operation’s ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced, and depreciation expense is recognized, at the beginning of the month after criteria have been met.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

(v)	Capitalized borrowing costs:

The Group capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Capitalization of borrowing costs ceases once the qualifying assets commence commercial production or are otherwise ready for their intended use or sale.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Group during the period, to a maximum of actual borrowing costs incurred. Investment income earned by temporarily investing specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Capitalization of interest is suspended during extended periods in which active development is interrupted.

All other borrowing costs are recognized in the consolidated income statements in the period in which they are incurred.

(vi)	Capitalized stripping costs:

Costs associated with stripping activities in an open pit mine are capitalized to inventory and recorded through cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized. Capitalized stripping costs are included in “mining properties” within property, plant and equipment.

Capitalized stripping costs are depreciated using a units-of-production method over the expected reserves within a given phase of mine development.

(vii)	Depreciation rates of major categories of assets:

—	Capital works in progress	- not depreciated
—	Mining properties	- unit-of-production
—	Mining assets	- unit-of-production
—	Other plant assets	- straight-line over 1 to 21 years / unit-of-production
—	Equipment	- straight-line over 1 to 21 years

The Group reviews its depreciation methods, remaining useful lives and residual values at least annually and accounts for changes in estimates prospectively.

(j)	Impairment of non-financial assets:

At the end of each reporting period, the Group reviews the carrying amounts of property, plant and equipment, exploration and evaluation assets and intangible assets - computer software to determine whether there is any indication of impairment. If any such indication exists, the Group estimates the recoverable amount of the asset in order to determine the extent of the impairment loss, if any. The Group generally assesses impairment at the level of CGUs, which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of cash inflows from other assets.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

The Group’s CGUs consist of Manitoba, Peru, Arizona and Balmat, which was sold during the year ended December 31, 2015, and exploration and evaluation assets.

The Group allocates exploration and evaluation assets to CGUs based on their operating segment, geographic location and management’s intended use for the property. Exploration and evaluation assets are allocated to CGUs separate from those containing producing or development-phase assets, except where exploration and evaluation assets have the potential to significantly affect the future production of producing or development-phase assets.

Goodwill is tested for impairment annually and whenever there is an indication that the asset may be impaired. In 2014 and in prior years, the Group’s accounting policy was to perform its annual goodwill impairment test on September 30, of each year. Effective January 1, 2015, the Group voluntarily changed its accounting policy to perform its annual goodwill impairment test on the first day of its fourth quarter, or October 1, of each year. The change to the annual goodwill and indefinite life intangible assets impairment testing date is preferable under the circumstances as the new impairment testing date is better aligned with the timing of the Group’s annual planning, and budgeting processes and the timing remains consistent with the Group’s annual financial reporting process. The resulting change in accounting policy related to the annual testing date did not result in the avoidance of an impairment charge of the Group’s goodwill. The Group has prospectively applied the change in the annual goodwill impairment testing date.

Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or CGU is made. The recoverable amount is the higher of the fair value less costs of disposal and value in use:

−

Fair value less costs of disposal is the amount obtainable from the sale of the asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. Fair value for mineral assets is often determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset to arrive at a net present value of the asset.

−

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal, discounted using a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the asset for which estimates of future cash flows have not been adjusted. Value in use calculations apply assumptions specific to the Group’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value, and consequently the value in use calculation is likely to give a different result to a fair value calculation.

The Group estimates future cash flows based on estimated future recoverable mine production, expected sales prices (considering current and historical commodity prices, price trends and related factors), production levels and cash costs of production, all based on detailed engineering LOM plans. Future recoverable mine production is determined from reserves and resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources not included in the LOM plan are assessed for economic recoverability and may also be included in the valuation of fair value less costs of disposal. Gains from the expected disposal of assets are not included in estimated future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Changes in estimates may affect the expected recoverability of the Group’s investments in mining properties.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount is reduced to the recoverable amount, and an impairment loss is recognized in the consolidated income statements in the expense category consistent with the function of the impaired asset or CGU. The Group presents impairment losses on the consolidated income statements as part of results from operating activities. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of other assets in the CGU on a pro-rata basis for depreciable assets.

The Group assesses previously recognized impairment losses each reporting date for any indications that the losses have decreased or no longer exist. Such an impairment loss is reversed, in full or in part, if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized for the asset in prior years. Such reversals of impairment losses are recognized in the consolidated income statements. An impairment loss recognized in relation to goodwill is not reversed for subsequent increases in the recoverable amount.

(k)	Assets held for sale:

The Group classifies non-current assets, or disposal groups consisting of assets and liabilities, as held for sale when it expects to recover their carrying amounts primarily through sale rather than through continuing use. To meet criteria to be held for sale, the sale must be highly probable, and the assets or disposal groups must be available for immediate sale in their present condition. The Group must be committed to a plan to sell the assets or disposal group, and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

The Group measures assets or disposal groups at the lower of their carrying amount and fair value less costs of disposal. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in the consolidated income statements; however, gains are not recognized in excess of any cumulative impairment loss. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets or investment property. Upon classifying assets or disposal groups as held for sale, the Group presents the assets separately as a single amount and the liabilities separately as a single amount on the consolidated balance sheets. When an asset no longer meets the criteria for classification as an asset held for sale, the Group records the asset at the lower of its recoverable amount and the carrying amount before the asset was classified as held for sale.

(l)	Pension and other employee benefits:

The Group has non-contributory and contributory defined benefit programs for the majority of its Canadian employees. The defined benefit pension benefits are based on years of service and final average salary for the salaried plans and are based on a flat dollar amount combined with years of service for the hourly plans. The Group provides non pension health and other post employment benefits to certain active employees and pensioners (post employment benefits) and also provides disability income, health benefits and other post employment benefits to hourly and salaried disabled employees (other long-term employee benefits).

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

The Group accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and post employment benefits. The actuarial determination of the accrued benefit obligations for pensions and post employment benefits uses the projected benefit method prorated on service (which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). For other long-term employee benefits, the Group recognizes the full cost of the benefit obligation at the time the employee becomes disabled. Actuarial advice is provided by external consultants.

For the funded defined benefit plans, the Group recognizes the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation as a liability or an asset in the consolidated balance sheets. However, the Group recognizes an excess of assets only to the extent that it represents a future economic benefit which is available in the form of refunds from the plan or reductions in future contributions to the plan. When these criteria are not met, it is not recognized but is disclosed in the notes to the consolidated financial statements. Impacts of minimum funding requirements in relation to past service are considered when determining the balance sheet position.

Defined benefit costs are categorized as follows:

−	Service costs (including current service cost, past service cost, as well as gains and losses on curtailments and settlements and administration costs),
−	Net interest expense or income, and
−	Remeasurement

The first two components of defined benefit costs shown above are recognized in the consolidated income statements. Past service cost is recognized in the consolidated income statements in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

Remeasurement, comprising actuarial gains and losses, the effect of changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the consolidated balance sheets with a charge or credit recognised in other comprehensive income in the period in which they occur. Remeasurement recognised in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to the consolidated income statements.

Actuarial determinations used in estimating obligations relating to these plans incorporate assumptions using management's best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. In determining the appropriate discount rate, management considers the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country.

The Group also has defined contribution plans providing pension benefits for certain of its salaried employees and certain of its US employees utilizing 401K plans. The Group recognizes the cost of the defined contribution plans based on the contributions required to be made during each period.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. Benefits that are payable more than one year after the reporting period are discounted to their present value.

(m)	Provisions:

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made. The provisions are recorded as management’s best estimate of the amount required to settle an obligation.

Provisions are stated at their present value, which is determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Decommissioning, restoration and similar liabilities

Provisions are recorded for legal and constructive obligations associated with the future costs of rehabilitating the Group’s current and previous operating and development sites. Such costs are associated with decommissioning and restoration activities such as dismantling and removing structures, rehabilitating mines and tailings, and reclamation and re-vegetation of affected areas.

The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. The provision is discounted using a risk-free rate, and estimates of future cash flows are adjusted to reflect risk.

Subsequent to the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance expense, whereas increases and decreases due to changes in the estimated future cash flows are capitalized and depreciated over the life of the related asset. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded. For closed sites, changes to estimated costs are recognized immediately in the consolidated income statements within other operating expenses.

The Group assesses the reasonableness of its estimates and assumptions each year and when conditions change and the estimates are revised accordingly. Judgement is required to determine the scope of future decommissioning and restoration activities, as well as such estimates and assumptions including discount rates, expected timing of decommissioning and restoration costs, inflationary factors and market risks. Changes in cost estimates, which may arise from changes in technology and pricing of the individual components of the cost may result in offsetting changes to the asset and liability and corresponding changes to the associated depreciation and finance costs. In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from these estimates.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

If the change in estimate results in a significant increase in the decommissioning liability and therefore an addition to the carrying value of the asset, the Group considers whether this is an indication of impairment of the asset as a whole and, if so, tests for impairment in accordance with IAS 36, Impairment of Assets. If, for mature mines, the revised mine assets net of decommissioning and restoration liabilities exceeds the recoverable value, that portion of the increase is charged directly to expense.

In view of the uncertainties concerning environmental remediation, the ultimate cost of decommissioning and restoration liabilities could differ materially from the estimated amounts provided. The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning the Group’s operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions, as well as discount rates, may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which the Group operates. The Group is not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

Onerous contracts

A contract is considered to be onerous when the unavoidable costs of meeting obligations under the contract exceed the economic benefits expected to be received under it. The Group records a provision for any onerous contracts at the lesser of costs to comply with a contract and costs to terminate it.

Restructuring provisions

A provision for restructuring is recognized when management, with appropriate authority within the Group, has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

(n)	Financial Instruments:

Financial assets, financial liabilities, and non-financial derivative contracts are initially recognized at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, directly attributable transaction costs. Measurement in subsequent periods depends on the financial instrument’s classification. The Group uses trade date accounting for regular way purchases or sales of financial assets. The Group determines the classification of its financial instruments and non-financial derivatives at initial recognition.

Financial assets and liabilities are offset and the net amount presented in the consolidated balance sheets when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(i)	Non-derivative financial instruments – classification:

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified or designated as FVTPL or available-for-sale. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Gains and losses are recorded in the consolidated income statements when the loans and receivables are derecognized or impaired, and through the amortization process.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity, other than financial assets that meet the definition of loans and receivables or that are designated as FVTPL or available-for-sale. Subsequent to initial recognition, financial assets classified as held-to-maturity are held at amortized cost using the effective interest method, less any impairment losses. The Group does not currently have any financial assets classified as held-to-maturity.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified as loans and receivables, held-to-maturity, or FVTPL. Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Gains and losses are recorded in other comprehensive income (“OCI”) and presented in equity within the available-for-sale reserve, with the exception of impairment losses, which are immediately recognized in the consolidated income statements. When available-for-sale assets are derecognized or determined to be impaired, the cumulative gain or loss previously recognized in the available-for-sale reserve is transferred to the consolidated income statements. The Group has classified investments in shares of Canadian metals and mining companies as available-for-sale assets.

Financial assets and financial liabilities at fair value through profit or loss

Financial assets and financial liabilities at FVTPL consist of those classified as held-for-trading and those designated as FVTPL on initial recognition. Financial instruments are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term or if they are derivatives that are not designated in effective hedging relationships. Upon initial recognition, transaction costs are recognized in the consolidated income statements as incurred. Financial assets and financial liabilities at FVTPL are measured at fair value, and changes in fair value are recognized in other finance gains and losses except gains and losses on the non-hedge financial derivatives related to customer sales contracts are presented in revenue. The Group’s FVTPL category currently contains only derivatives and embedded derivatives. During the years ended December 31, 2015 and December 31, 2014, the Group’s financial assets and liabilities at FVTPL consisted of derivatives, embedded derivatives and investments in warrants classified as held-for-trading; the Group did not have any financial assets or liabilities designated as FVTPL on initial recognition.

Financial liabilities at amortized cost

Subsequent to initial recognition, the Group measures financial liabilities, other than those at FVTPL and those that are derivatives in designated hedging relationships, at amortized cost using the effective interest method. Gains and losses on derecognition are recognized in other finance gains and losses.

(ii)	Derivatives:

Derivatives are initially recognized at fair value when the Group becomes a party to the derivative contract and are subsequently re-measured to fair value at the end of each reporting period. The resulting gain or loss is recognized in the consolidated income statements immediately unless the derivative is designated and effective as a hedging instrument. Derivatives with positive fair value are recognized as assets; derivatives with negative fair value are recognized as liabilities.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Contracts to buy or sell non-financial items that meet the definition of a derivative but were entered into and are held in accordance with the Group’s expected purchase, sale or usage requirements are not recognized as derivatives. Such contracts are recorded as non-derivative purchases and sales.

(iii)	Embedded derivatives:

The Group considers whether a contract contains an embedded derivative when it becomes a party to the contract. Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

(iv)	Hedge accounting:

The Group may use derivatives and non-derivative financial instruments to manage exposures to interest, currency, credit and other market risks. Where hedge accounting can be applied, a hedging relationship is designated as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses from effective hedging relationships are recorded in the consolidated income statements in the same period.

At the inception of a hedge, the Group formally documents the hedging relationship and the risk management objective and strategy for undertaking the hedge. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows. The Group tests effectiveness each period.

In a cash flow hedging relationship, the effective portion of changes in the fair value of the hedging derivative is recognized in OCI and presented in the hedging reserve in equity. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statements and is included in other finance gains and losses. Amounts previously recognized in OCI are reclassified to the consolidated income statements in the same periods as the hedged cash flows affect profit or loss and are presented on the same line of the consolidated income statements as the recognized hedged item. When the hedged item is a non-financial asset or liability, the amounts previously recognized in OCI are reclassified to the carrying amount of the non-financial asset or liability.

Hedge accounting is discontinued prospectively if the hedging instrument is sold, terminated or exercised, if the hedge no longer meets criteria for hedge accounting, or if the Group revokes the hedge designation. In these cases, any gain or loss accumulated in equity (in the hedging reserve) remains in equity until the forecast transaction occurs, at which time it is reclassified to the consolidated income statements. If the forecast transaction is no longer expected to occur, any gain or loss accumulated in equity is reclassified immediately from equity to the consolidated income statements.

(v)	Fair values of financial instruments:

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction.

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. Bid prices are generally used for assets held or liabilities to be issued; asking prices are generally used for assets to be acquired or liabilities held.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models.

The Group applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

−	Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities;
−	Level 2:

Valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices), or valuations are based on quoted prices for similar instruments; and

−	Level 3:	Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

An analysis of fair values of financial instruments is provided in note 29.

(vi)	Impairment of financial instruments:

Each reporting date, the Group assesses financial assets not carried at FVTPL to determine whether there is objective evidence of impairment. A financial asset or group of financial assets is impaired if objective evidence indicates that one or more events occurred after initial recognition of the asset that negatively affected the estimated future cash flows of the financial asset or group of financial assets.

Objective evidence that financial assets are impaired can include significant financial difficulty of the issuer or debtor, default or delinquency in interest or principal payments, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. For an investment in an equity security, a significant or prolonged decline in the fair value of the security below its cost is also objective evidence of impairment.

Impairment of financial assets carried at amortized cost:

The Group considers evidence of impairment for loans and receivables and any held-to-maturity investments at both a specific asset and collective level. First, the Group specifically assesses financial assets that are individually significant and groups of financial assets that are not individually significant. If evidence of impairment is not identified in the specific assessment, the Group then combines assets based on similar credit risk characteristics (excluding any assets that were specifically determined to be impaired) and collectively assesses them for impairment. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

If there is objective evidence that an impairment loss has been incurred, the Group measures the amount of the loss as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred), discounted at the financial asset’s original effective interest rate.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

The Group recognizes any impairment loss in the consolidated income statements and reduces the carrying amount of the financial asset using an allowance account, unless the Group is satisfied that no recovery of the amount owing is possible; at that point amounts are considered unrecoverable and are written off against the financial asset directly.

If, in a subsequent year, the amount of the estimated impairment loss decreases as a result of an event occurring after the impairment was recognized, the Group reverses all or a portion of the previously recognized impairment loss by adjusting the asset carrying value or the allowance account and recognizing the reversal in the consolidated income statements in other finance gains and losses.

Impairment of available-for-sale financial assets:

Impairment losses on available-for-sale investments are recognized by transferring the cumulative loss that has been recognized in OCI (and presented in the available-for-sale reserve in equity) to the consolidated income statements. The amount of the impairment loss is the difference between the investment’s acquisition costs, net of any principal repayments, and its current fair value, less any impairment loss previously recognized in the consolidated income statements.

Impairment losses recognized in the consolidated income statements related to available-for-sale equity investments are not subsequently reversed. Any subsequent increases in fair value of the equity investments are recognized in OCI. However, impairment losses recognized related to available-for-sale debt instruments are subsequently reversed, in whole or in part, if the fair value of the debt instrument increases as a result of an event occurring after the impairment loss was recognized, and the amount of the reversal is recognized in the consolidated income statements in other finance gains and losses.

The Group presents impairment losses and reversals of impairment losses recognized in the consolidated income statements in other finance gains and losses.

(vii)	Derecognition of financial instruments:

The Group derecognizes financial assets when the contractual rights to the cash flows from the assets expire, or when the Group transfers the rights to receive the contractual cash flows on the financial assets in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. The Group derecognizes financial liabilities when its contractual obligations are discharged, cancelled or expire.

(o)	Taxation:

Current Tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Hudbay is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the income tax and deferred tax provisions in the period in which such determination is made.

Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods.

Deferred Tax

Deferred tax is recognized using the balance sheet method in respect of temporary differences at the balance sheet date between the tax basis of assets and liabilities, and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

−

where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

−

in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

−

where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

−

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

To the extent that it is probable that taxable profit will be available to offset the deductible temporary differences, the Group recognizes the deferred tax asset regarding the temporary difference on decommissioning, restoration and similar liabilities and recognizes the corresponding deferred tax liability regarding the temporary difference on the related assets.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Judgement is required in determining whether deferred tax assets are recognized on the consolidated balance sheets. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable profit in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Current and deferred taxes relating to items recognized outside profit or loss (whether in other comprehensive income or directly in equity) are recognized outside profit or loss and not in the consolidated income statements. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

(p)	Share capital and reserves:

Transaction costs

Transaction costs directly attributable to equity transactions are recognized as a deduction from equity.

Other capital reserve

The other capital reserve is used for equity-settled share-based payments and includes amounts for stock options granted and not exercised.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations. Exchange differences arising from the translation of the financial statements of foreign operations form part of the net investment in the foreign operation. Translation gains and losses remain in the reserve until disposal of all or a portion of the foreign operation.

Hedging reserve

The hedging reserve contains the effective portion of the cumulative change in the fair value of cash flow hedging derivative instruments related to hedged transactions that have not yet occurred.

Available-for-sale reserve

The available-for-sale reserve contains the cumulative change in the fair value of available-for-sale investments with the exception of impairment losses and foreign currency differences on monetary available-for-sale assets. Gains and losses are reclassified to the consolidated income statements when the available-for-sale investments are impaired or derecognized.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

(q)	Share-based payments:

Hudbay offers a Deferred Share Unit ("DSU") plan for non-employee members of the Board of Directors and a Restricted Share Unit (“RSU”) plan and stock option plan for employees. These plans are included in provisions on the consolidated balance sheets and further described in note 26. Changes in the fair value of the liabilities are recorded in the consolidated income statements.

Cash-settled transactions, consisting of DSUs and RSUs, are initially measured at fair value and recognized as an obligation at the grant date. The liabilities are remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated income statements. The Group values the liabilities based on the change in the Company's share price. Additional DSUs and RSUs are credited to reflect dividends paid on Hudbay common shares over the vesting period. The current portion of the liability reflects those grants that have vested or that are expected to vest within twelve months.

DSUs vest on the grant date and are redeemable when a participant is no longer a member of the Board of Directors. Issue and redemption prices of DSUs are based on the average closing price of the Company's common shares for the five trading days prior to issuance or redemption.

RSUs are generally issued under Hudbay’s Long Term Equity Plan (“LTEP Plan”) and vest on or before December 31st of the third calendar year after the year in which the services corresponding to such share unit award were performed. RSUs granted under the LTEP Plan may be settled in the form of Hudbay common shares or, at the option of Hudbay, the cash equivalent based on the market price of the common shares as of the vesting date. Hudbay has historically settled RSUs in cash. Except in specified circumstances, RSUs terminate when an employee ceases to be employed by the Group. Valuations of RSUs reflect estimated forfeitures.

Equity-settled transactions with employees relate to stock options and are measured by reference to the fair value at the earlier of the grant date and the date that the employees unconditionally became entitled to the awards. Fair value is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of the options. The Group believes this model adequately captures the substantive features of the option awards and is appropriate to calculate their fair values. The fair value determined at the grant date is recognized over the vesting period in accordance with vesting terms and conditions, with a corresponding increase to other capital reserves. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met.

(r)	Earnings per share:

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which currently consist of stock options granted to employees and warrants.

When calculating earnings per share for periods where the Group has a loss, Hudbay's calculation of diluted earnings per share excludes any incremental shares from the assumed conversion of stock options as they would be anti-dilutive.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

(s)	Leases:

Finance leases, under which substantially all the risks and rewards incidental to ownership of the leased item are transferred to the Group, are capitalized as assets at the inception of the lease at the lower of fair value or the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability. Finance charges are reflected in the consolidated income statements as finance costs.

Under operating lease arrangements, the risks and rewards incidental to ownership are not transferred to the Group. Operating lease payments are recognized as an expense in the consolidated income statements on a straight-line basis over the lease term.

(t)	Segment reporting:

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses and for which discrete financial information is available. The Group’s chief executive officer regularly reviews the operating results of each operating segment to make decisions about resources to be allocated to the segment and assess its performance. In determining operating segments, the Group considers location and decision-making authorities. Refer to note 33.

(u)	Statements of cash flows:

The Group presents interest paid and dividends paid as financing activities, except if the interest is related to capitalized borrowing costs, and interest received is presented as an investing activity in the consolidated statements of cash flow. The Group presents the consolidated statements of cash flows using the indirect method.

4.	Change in functional and presentation currency

The functional currency of each of the Group’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Group reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Prior to July 1, 2015, the Group’s consolidated financial statements were presented in Canadian dollars, which was the Company’s and all material subsidiaries' functional currency, except for Hudbay Peru, HudBay (BVI) Inc. and the Hudbay Arizona entities, which have a functional currency of US dollars.

The ability for Hudbay Peru to repatriate funds in US dollars, as a result of reaching commercial production in the first half of 2015, and the purchase of Hudbay Arizona have significantly increased the Company’s exposure to the US dollar as cash inflows are now predominantly in US dollars and revenue, and costs related to Constancia operations and Rosemont development are denominated in US dollars. Consequently, effective July 1, 2015, the US dollar was adopted as the Company’s functional currency on a prospective basis. All the Group’s subsidiaries continue to measure the items in their financial statements using their functional currencies.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Effective July 1, 2015, the Group changed its presentation currency to US dollars from Canadian dollars. This change in presentation currency was made to better reflect the Group’s business activities, comprised primarily of US dollar revenues as well as associated US dollar denominated financings, and is consistent with the Group’s peers. The consolidated financial statements for all years presented have been translated into the new presentation currency in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates. The consolidated statements of income and consolidated statements of comprehensive income have been translated into the presentation currency using the average exchange rates prevailing during each monthly reporting period. All assets and liabilities have been translated using the period end noon exchange rates. All resulting exchange differences have been recognized in the foreign currency translation reserve account. The balance sheet amounts previously reported in Canadian dollars have been translated into US dollars as at January 1, 2014 and December 31, 2014 using the period-end noon exchange rates of 1.0636 CAD/USD and 1.1601 CAD/USD, respectively. In addition, shareholders’ equity balances have been translated using historical rates based on rates in effect on the date of material transactions.

Consolidated Balance Sheets

	December 31, 2014		January 1, 2014
	As reported,	Restated,	As reported,	Restated,
	C$000	US$000	C$000	US$000

Cash and cash equivalents	$207,273	$178,668	$631,427	$593,669
Other current assets	327,543	282,340	293,731	276,166
Non-current assets	5,092,692	4,389,873	2,918,828	2,744,293

Total assets	$5,627,508	$4,850,881	$3,843,986	$3,614,128

Current liabilities	$433,692	$373,842	$342,034	$321,611
Long term debt	1,127,957	972,293	779,331	732,729
Other non-current liabilities	1,619,139	1,395,688	1,094,914	1,029,411

Total liabilities	$3,180,788	$2,741,823	$2,216,279	$2,083,751
Share capital	$1,624,419	1,562,249	$1,021,088	$1,007,585
Reserves	189,630	(43,916)	49,557	1,795
Retained earnings	632,671	590,725	564,966	529,189
Non-controlling interest	-	-	(7,904)	(8,192)

Total shareholders' equity	$2,446,720	$2,109,058	$1,627,707	$1,530,377

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Consolidated Income Statements and Statements of Comprehensive Income

	Year ended
	December 31, 2014
	As reported,	Restated,
	C$000	US$000

Revenue	$559,956	$507,515
Cost of sales	496,985	450,169
Gross profit	62,971	57,346
Results from operating activities	(36,146)	(29,684)
Profit before tax	$11,541	$13,942
Profit for the year	$71,866	$65,269
Total comprehensive income	$211,559	$18,770
Earnings per share - Basic and diluted	$0.34	$0.31

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

5.	New standards

New standards and interpretations not yet adopted

−

IFRS 9, Financial Instruments - issued on July 24, 2014 is the IASB's replacement of IAS 39 Financial Instruments: Recognition and Measurement. The Standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The IASB completed its project to replace IAS 39 in phases, adding to the standard as it completed each phase. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted (subject to local endorsement requirements). For a limited period, previous versions of IFRS 9 may be adopted early if not already done so provided the relevant date of initial application is before February 1, 2015. IFRS 9 does not replace the requirements for portfolio fair value hedge accounting for interest rate risk (often referred to as the ‘macro hedge accounting’ requirements) since this phase of the project was separated from the IFRS 9 project due to the longer term nature of the macro hedging project which is currently at the discussion paper phase of the due process. In April 2014, the IASB published a Discussion Paper Accounting for Dynamic Risk management: a Portfolio Revaluation Approach to Macro Hedging. Consequently, the exception in IAS 39 for a fair value hedge of an interest rate exposure of a portfolio of financial assets or financial liabilities continues to apply. The Group has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

−

IFRS 15, Revenue from Contracts with Customers - in May 2014, the IASB issued this standard which is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively or a modified retrospective approach. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures for revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improve guidance for multiple-element arrangements. The Group intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2018, and may consider earlier adoption. The Group has not yet determined the effect of adoption of IFRS 15 on its consolidated financial statements.

−

IFRS 16, Leases – in January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, which replaces the current guidance in IAS 17, Leases, and is to be applied either retrospectively or a modified retrospective approach. Early adoption is permitted, but only in conjunction with IFRS 15, Revenue from Contracts with Customers. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. The Group has not yet determined the effect of adoption of IFRS 16 on its consolidated financial statements.

−

Amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) - on May 12, 2014, the IASB issued amendments to clarify that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption for an intangible asset, however, can be rebutted in certain limited circumstances. The standard is to be applied prospectively for fiscal years beginning on or after January 1, 2016 with early adoption permitted. The Group is currently evaluating the impact of applying the amendments, however does not anticipate that there will be any significant impact on its current methods of calculating depreciation and amortization.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

6.	Acquisitions

(a)	Acquisition of New Britannia Mine and Mill

On May 4, 2015, the Group acquired a 100% interest in the New Britannia Mine and Mill, located in Snow Lake, Manitoba, for $12,302 in cash consideration, plus a contingent payment of $5,000. In connection with the New Britannia acquisition, the Group entered into a private placement agreement with a Canadian bank to sell 1,357,000 Hudbay common shares for net proceeds of $13,040.

In accordance with IFRS 3, Business Combinations, this transaction does not meet the definition of a business combination as the assets acquired are not an integrated set of activities with inputs, processes and outputs. New Britannia Mine and Mill is not an operation.

The purchase price of $14,462 was finalized and allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of the acquisition. All financial assets acquired and financial liabilities assumed were recorded at their relative fair values. In addition, an option liability was recorded for the fair value amount of $1,164 in connection with the contingent consideration since it is an integral component of the consideration paid and represents a financial instrument. The fair values were allocated to the net assets on a relative fair value basis and the option liability was valued using the Black-Scholes model.

Assets acquired and liabilities assumed

The following summarizes the acquisition date allocation of the relative fair values of the major classes of assets and liabilities acquired:

Restricted cash	$1,542
Machinery & equipment	10,410
Mineral property	2,890
Net decommissioning liability	(380)

Total net assets acquired	$14,462

The following summarizes consideration for the purchase:

Cash	$12,302
Contingent payment - gold price option	1,164
Transaction costs	996

Total consideration	$14,462

(b)	Acquisition of Augusta Resource Corporation

On July 16, 2014, the Group obtained control of Hudbay Arizona (formerly named Augusta Resource Corporation), a Canadian company whose primary asset is the Rosemont copper project near Tucson, Arizona.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Hudbay obtained control of Augusta by acquiring Augusta common shares to increase the Group’s equity interest in Augusta from approximately 16% to 92%. On July 29, 2014 and September 23, 2014, Hudbay acquired the remaining outstanding common shares and now wholly owns Augusta. Acquiring control of Augusta allows the Group an opportunity to develop the Rosemont project and significantly increase Hudbay's future copper production.

Consideration transferred:

The following summarizes the acquisition date fair value of the major classes of consideration transferred:

Equity instruments (36,613,464 common shares)	$366,462
Warrant instruments (19,759,641 warrants)	39,151
Fair value of shares previously owned by the Group (23,058,585 common shares)	78,503

Consideration transferred - July 16, 2014	$484,116

The fair value of the common shares issued was based on Hudbay's listed share price of C$10.76 at the July 16, 2014 acquisition date. The fair value of the warrants issued was based on a Black-Scholes option pricing calculation of C$2.13. The fair value of the shares previously owned by the Group was based on Augusta’s listed share price of C$3.66 at the July 16, 2014 acquisition date.

The Group took up the remaining 3,837,190 shares at a fair value of $37,146 (C$40,679) based on Hudbay’s listed share prices of C$11.62 and C$9.68 on July 29, 2014 and September 23, 2014, respectively. The Group issued 2,070,849 warrant instruments with a fair value of $3,111 (C$3,398) based on Hudbay’s listed warrant prices of C$2.25 and C$1.09 on July 29, 2014 and September 23, 2014, respectively.

Immediately prior to the acquisition, Augusta settled its outstanding in the money stock options, restricted units and convertible notes through the issuance of Augusta shares and settled its out of the money options in cash under the terms of the acquisition.

Identifiable assets acquired and liabilities assumed:

The Group has completed the purchase price allocation, resulting in recognized amounts of identifiable assets acquired and liabilities assumed as follows:

Cash and cash equivalents	$3,033
Receivables and other current assets	1,382
Long-term receivable and other assets	9,206
Mineral properties	633,150
Other property, plant and equipment	77,792
Trade and other payables	(33,441)
Warrant liability	(5,840)
Current portion of long-term debt	(117,133)
Deferred tax liabilities	(156,185)

Total net identifiable assets acquired	$411,964

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

The fair values of the mineral properties have been calculated using significant judgements. In particular, the fair values of mineral properties, and other property and plant and equipment have been determined based on an independent valuation.

The fair value of the acquired receivables was valued at $9,313. Based on the valuation performed at the acquisition date, management expected all contractual cash flows to be collectible. The long-term receivable relates to the amounts collectible from the joint venture partner.

The Group recognized goodwill as a result of the acquisition as follows:

Total consideration transferred	$405,613
Fair value of previous interest in acquiree	78,503
Non-controlling interest of measured based on proportionate share	42,326
Less: value of net identifiable asset acquired	(411,964)

Goodwill upon acquisition on July 16, 2014	$114,478

The goodwill balance arose from the requirement to record deferred income tax liabilities measured as the tax effect of the difference between the fair values of the assets acquired and liabilities assumed and their tax bases. None of the goodwill recognized is expected to be deductible for income tax purposes.

7.	Revenue and expenses

(a)	Revenue

The Group’s revenue by significant product types:

	Year ended
	December 31,
	2015	2014
Copper	$685,982	$212,517
Zinc	214,151	241,503
Gold	106,671	79,397
Silver	29,652	12,907
Other	3,647	4,516
	1,040,103	550,840
Treatment and refining charges	(97,834)	(26,522)
Pre-production revenue	(56,218)	(16,803)

	$886,051	$507,515

Pre-production revenue in 2015 relates to revenue earned from production at Constancia. Pre-production revenue in 2014 relates to revenue earned from production at the Reed and Lalor mines. Revenues related to inventory produced prior to commencement of commercial production are credited against capital costs rather than recognized as revenue in the consolidated income statements.

Included in revenue for the year ended December 31, 2015 are gains related to unrealized non-hedge derivative contracts of $11,494 (year ended December 31, 2014 - gains of $3,799).

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

(b)	Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the consolidated income statements as follows:

	Year ended
	December 31,
	2015	2014
Cost of sales	$216,992	$83,706
Selling and administrative expenses	625	696
	$217,617	$84,402

(c)	Share-based payment expense

Share-based payment expenses are reflected in the consolidated income statements as follows:

	Cash-settled		Total share-based
	RSUs	DSUs	payment expense
Year ended December 31, 2015
Cost of sales	$209	$-	$209
Selling and administrative expenses	1,023	(1,437)	(414)
Other operating expenses	(114)	-	(114)
	$1,118	$(1,437)	$(319)
Year ended December 31, 2014
Cost of sales	$894	$-	$894
Selling and administrative expenses	4,127	1,671	5,798
Other operating expenses	600	-	600
Exploration and evaluation	(28)	-	(28)
	$5,593	$1,671	$7,264

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

(d)	Employee benefits expense

This table presents employee benefit expense recognized in the Group’s consolidated income statements, including amounts transferred from inventory upon sale of goods:

	Year ended
	December 31,
	2015	2014
Current employee benefits	$128,855	$125,837
Profit-sharing plan expense	-	5,461
Share-based payments (notes 7c, 21, 26)
Cash-settled restricted share units	1,118	5,593
Cash-settled deferred share units	(1,437)	1,671
Employee share purchase plan	1,582	1,289
Post-employment pension benefits
Defined benefit plans	13,502	11,151
Defined contribution plans	1,010	863
Past service costs	16,502	-
Other post-retirement employee benefits	10,882	10,347
Termination benefits	1,324	1,588

	$173,338	$163,800

Manitoba has a profit sharing plan whereby 10% of Manitoba’s after tax profit (excluding provisions or recoveries for deferred income tax and deferred mining tax) for any given fiscal year will be distributed to all eligible employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

The Group has an employee share purchase plan for executives and other eligible employees where participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares. The Group makes a matching contribution of 75% of the participant’s contribution.

See note 22 for a description of the Group’s pension plans and note 23 for the Group’s other employee benefit plans.

(e)	Other operating (income) expenses

	Year ended
	December 31,
	2015	2014
Joint venture operator fee income	$(369)	$(1,301)
Regional costs	4,181	6,398
Cost of non-producing properties	5,840	5,400
Other expenses (income)	423	(368)

	$10,075	$10,129

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

(f)	Finance income and expenses

	Year ended
	December 31,
	2015	2014
Finance income
Net interest income	$(2,911)	$(3,239)
Other finance income	(1,084)	(297)
	(3,995)	(3,536)
Finance expense
Interest expense on long-term debt	101,544	81,608
Unwinding of accretion on financial liabilities at amortized cost	1,242	1,393
Unwinding of discounts on provisions	2,811	3,424
Other finance expense	13,862	6,000
	119,459	92,425
Interest capitalized	(41,996)	(83,001)
	77,463	9,424
Other finance (gains) losses
Net foreign exchange loss	3,041	16,468
Change in fair value of financial assets and liabilities at fair value through profit loss:
Hudbay and Augusta warrants	(11,400)	(23,520)
Prepayment option embedded derivative/gold option	636	1,705
Investments classified as held-for-trading	3	7
Reclassified from equity on disposal of available- for-sale investments	(25)	151
Gain on deemed disposition of Augusta shares	-	(45,571)
Reclassified from equity on impairment of available-for-sale investments	4,888	1,246
	(2,857)	(49,514)

Net finance expense (income)	$70,611	$(43,626)

Interest expense related to long-term debt has been capitalized to the Constancia project until May 1, 2015 and to the Rosemont project (notes 18, 19).

Other finance expense relates primarily to withholding taxes and non-interest facility fees on financing instruments.

During the year ended December 31, 2015, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $4,888 (2014 - $1,246) from the available-for-sale reserve within equity to the consolidated income statements.

(g)	Impairment

As a result of the acquisition of the New Britannia Mill (note 6a), Hudbay no longer expects to construct a new concentrator at Lalor. During the year ended December 31, 2015, the Group recognized an impairment loss of $19,916 related to its concentrator assets at Lalor in Snow Lake, Manitoba. The impairment was determined based on the difference between carrying value and fair value less costs of disposal.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

As a result of the acquisition of Augusta (note 6b), Hudbay acquired equipment previously purchased or ordered by prior Augusta management. During the year ended December 31, 2015 Hudbay completed a value engineering process which deemed that some of the equipment previously purchased or ordered by prior Augusta management is unsuitable to achieve the design objectives for Rosemont, and different equipment will better meet Rosemont’s objectives while observing permitting commitments. During the year ended December 31, 2015, the Group recognized an impairment loss of $34,546 to reflect the fair value less cost of disposal of the purchased equipment and certain long lead deposits.

Impairment expense includes both property, plant and equipment impairments and goodwill impairments. In the fourth quarter of 2015, the Group recorded pre-tax impairment expense of $197,337 on property, plant and equipment and $181,583 on goodwill. A breakdown of those expenses is provided in note 15.

The Group presents impairment losses within the Manitoba, Peru and Arizona segments in note 33.

The fair value measurements for the determination of impairment charges in their entirety are categorized as Level 3 based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value.

(h)	Gain/loss on disposal of subsidiaries

On November 2, 2015, Hudbay sold Balmat to Northern Zinc, LLC. Northern Zinc LLC was concurrently acquired by Star Mountain Resources, Inc. (“Star Mountain”). On closing, Hudbay received 550,000 shares of Star Mountain common stock and $1,000 cash; Hudbay previously received $500 in upfront deposit payments and is entitled to receive up to an additional $15,500 in future cash payments. During the year ended December 31, 2015, the Group recognized a gain of $37,026 on the disposition of Balmat. This mainly resulted from the derecognition of net liabilities and foreign currency translation adjustments recorded in the entity.

During the year ended December 31, 2014, the Group recognized a loss of $5,865 on the disposition of its Back Forty project in Michigan. This mainly resulted from the derecognition of the non-controlling interest and cumulative translation adjustments recorded in the entity. The Group has presented these gains and losses within corporate and other activities in note 33.

(i)	Selling and administrative expenses

Selling and administrative expenses are primarily related to general expenses and share-based payments expense. During the year ended December 31, 2015, the Group recognized a gain of $ 414, related to share-based payments within selling and administrative expenses (December 31, 2014 – an expense of $ 5,798) (note 7c).

8.	Cash and cash equivalents

	Dec. 31, 2015	Dec. 31, 2014	Jan. 1, 2014
Cash on hand and demand deposits	$53,837	$177,905	$399,300
Short-term money market instruments with maturities of three months or less at acquisition date	15	763	194,369

	$53,852	$178,668	$593,669

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

9.	Trade and other receivables

	Dec. 31, 2015	Dec. 31, 2014	Jan. 1, 2014
Current
Trade receivables	$ 85,373	$ 37,141	$ 38,684
Embedded derivatives - provisional pricing (note 29c)	(13,653)	(1,558)	1,229
Statutory receivables	122,288	124,848	109,237
Receivable from joint venture partners	6,772	10,867	-
Other receivables	27,898	10,792	9,084
	228,678	182,090	158,234
Non-current
Statutory receivables - Peruvian sales tax	1,112	477	53,945
Receivable from joint venture partners	23,067	20,245	-
Other receivables	2,044	676	-
	26,223	21,398	53,945

	$ 254,901	$ 203,488	$ 212,179

Other receivables primarily relates to amounts due from vendors for operating supplies in the Peru operation.

As commercial production commenced at the Reed mine on April 1, 2014, the Group has a receivable for 30% of the applicable development costs as well as other amounts due from the joint venture partner, VMS Ventures Inc. (“VMS Ventures”) pursuant to the Reed Lake Project Joint Venture Agreement. The receivable will be repaid by offsetting amounts owed to VMS Ventures for the purchase of their proportionate share of the Reed mine ore. The receivable has been discounted and has been classified based on the expected timing of ore purchases. As at December 31, 2015, this receivable from VMS Ventures was $11,775 (December 31, 2014 and January 1, 2014 - $17,417 and nil, respectively). Subsequent to December 31, 2015, Royal Nickel Corporation entered into an agreement with VMS Ventures to acquire all of the issued and outstanding shares of VMS Ventures.

The remaining balance in the receivable from joint venture partners primarily relates to the Group’s joint venture partner for the Rosemont project in Arizona, which has been classified as non-current.

As at December 31, 2015, $111,991 (December 31, 2014 and January 1, 2014 - $122,876 and $107,795, respectively) of the current statutory receivables relate to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures and operating expenses. Management expects to receive the amount within one year. Significant judgements are required on measurement and classification of Peruvian sales taxes paid on capital expenditures (note 2d).

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

10.	Inventories

	Dec. 31, 2015	Dec. 31, 2014	Jan. 1, 2014
Current
Stockpile	$13,241	$-	$-
Work in progress	6,200	2,150	7,256
Finished goods	69,082	53,632	28,907
Materials and supplies	31,663	19,823	12,916
	120,186	75,605	49,079
Non-current
Materials and supplies	5,649	6,773	7,417

	$125,835	$82,378	$56,496

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $648,967 for the year ended December 31, 2015 (year ended December 31, 2014 - $407,304).

During the year ended December 31, 2014, the Group recognized an expense of $5,119 in cost of sales related to write-downs of the carrying value of zinc inventories to net realizable value. For zinc inventories sold during the year ended December 31, 2014, the related amount transferred from inventory to cost of sales was $9,753 less than it would have been had write-downs not been previously recognized. As a result, for the year ended December 31, 2014, the net impact on cost of sales, related to zinc inventory write-downs, was a decrease of $4,635. There were no write-downs in the year ended December 31, 2015.

11.	Prepaid expenses

	Dec. 31, 2015	Dec. 31, 2014	Jan. 1, 2014
Current
Prepayments to suppliers related to capital projects	$175	$7,475	$17,828
Prepayments to suppliers related to operations	8,177	4,871	4,174
Prepaid insurance	627	847	5,186
	8,979	13,193	27,188
Non-current
Other	-	212	540
	$8,979	$13,405	$27,728

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

12.	Other financial assets

	Dec. 31, 2015	Dec. 31, 2014	Jan. 1, 2014
Current
Derivative assets (note 29)	$16,512	$1,159	$758

Non-current
Available-for-sale investments	9,206	16,115	45,393
Investments at fair value through profit or loss	59	-	8
Deferred financing fees	-	4,405	-
Restricted cash	63,465	42,318	21,524
	72,730	62,838	66,925

	$89,242	$63,997	$67,683

Available-for-sale investments

Available for sale investments consist of investments in Canadian metals and mining companies, most of which are publicly traded. During the year ended December 31, 2015 and year ended December 31, 2014, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $4,888 and $1,246, respectively, from the available-for-sale reserve within equity to the consolidated income statements (note 7f).

The following table summarizes the change in available-for-sale investments:

	Dec. 31, 2015	Dec. 31, 2014
Balance, beginning of year	$16,115	$45,393
Additions	779	5,751
(Decrease) increase from remeasurement to fair value	(5,287)	44,177
Reclassification upon acquisition of control of Hudbay Arizona	-	(78,503)
Disposals	(92)	(701)
Effect of movements in exchange rates	(2,309)	(2)

Balance, end of year	$9,206	$16,115

Restricted cash

As required by Peruvian law, Hudbay Peru provides security with respect to its decommissioning and restoration obligations. Hudbay Peru has provided a letter of credit in the amount of $63,465 as at December 31, 2015, and classified cash on deposit with a Peruvian bank to support the letter of credit as restricted cash (December 31, 2014 and January 1, 2014 - $40,654 and $19,861, respectively).

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

13.	Intangible assets - computer software

	Dec. 31, 2015	Dec. 31, 2014

Cost
Balance, beginning of year	$16,004	$16,471
Additions	2,750	1,129
Disposals	-	(192)
Effects of movement in exchange rates	(2,575)	(1,404)
Balance, end of year	16,179	16,004

Accumulated amortization
Balance, beginning of year	5,606	3,710
Amortization for the year	2,801	2,311
Effects of movement in exchange rates	(1,087)	(415)
Balance, end of year	7,320	5,606

Net book value	$8,859	$10,398

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

14.	Property, plant and equipment

	Exploration
	and	Capital
	evaluation	works in	Mining	Plant and
Dec. 31, 2015	assets	progress	properties	equipment	Total

Cost
Balance, beginning of year	$15,584	$3,253,239	$681,540	$824,207	$4,774,570
Additions	-	321,474	1,571	4,281	327,326
Acquisition of New Britannia (note 6a)	2,890	10,410	-	-	13,300
Capitalized stripping and development	-	-	98,906	-	98,906
Decommissioning and restoration	-	1,861	7,502	13,143	22,506
Interest capitalized	-	41,996	-	-	41,996
Transfers and other movements	-	(2,705,466)	1,006,254	1,699,212	-
Impairment	-	(54,462)	(77,571)	(119,766)	(251,799)
Disposals	(1,095)	-	(812)	(12,553)	(14,460)
Pre-production revenue	-	(56,218)	-	-	(56,218)
Effects of movement in exchange rates	(2,729)	(216)	(113,438)	(118,968)	(235,351)
Balance, end of year	14,650	812,618	1,603,952	2,289,556	4,720,776

Accumulated depreciation
Balance, beginning of year	-	-	354,491	355,076	709,567
Depreciation for the year	-	-	101,189	148,998	250,187
Disposals	-	-	-	(10,272)	(10,272)
Effects of movement in exchange rates	-	-	(61,582)	(57,400)	(118,982)
Balance, end of year	-	-	394,098	436,402	830,500

Net book value	$14,650	$812,618	$1,209,854	$1,853,154	$3,890,276

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

	Exploration
	and	Capital
	evaluation	works in	Mining	Plant and
Dec. 31, 2014	assets	progress	properties	equipment	Total

Cost
Balance, beginning of year	$15,833	$2,047,882	$480,749	$624,291	$3,168,755
Additions	1,324	762,388	19,971	92,870	876,553
Acquisition of Augusta (note 6b)	-	710,942	-	-	710,942
Capitalized development	-	-	60,085	-	60,085
Decommissioning and restoration	-	13,611	-	19,077	32,688
Interest capitalized	-	83,001	-	-	83,001
Depreciation capitalized	-	-	2,112	-	2,112
Transfers and other movements	-	(329,701)	183,759	145,942	-
Disposals	-	-	-	(404)	(404)
Pre-production revenue	-	-	(16,803)	-	(16,803)
Effects of movement in exchange rates	(1,316)	(18,785)	(47,025)	(56,872)	(123,998)
Other	(257)	(16,099)	(1,308)	(697)	(18,361)
Balance, end of year	15,584	3,253,239	681,540	824,207	4,774,570

Accumulated depreciation
Balance, beginning of year	-	-	340,578	322,464	663,042
Depreciation for the year	-	-	44,222	61,728	105,950
Disposals	-	-	-	(251)	(251)
Effects of movement in exchange rates	-	-	(30,309)	(28,865)	(59,174)
Balance, end of year	-	-	354,491	355,076	709,567

Net book value	$15,584	$3,253,239	$327,049	$469,131	$4,065,003

Refer to note 3i for a description of depreciation methods used by the Group and note 3i(vi) for depreciation rates of major classes of assets. Depreciation of property, plant and equipment and intangible assets related to producing properties is initially recognized in inventory and is then transferred to the cost of sales in the consolidated income statements as sales occur. Refer to note 7b for amounts recognized in the consolidated income statements.

During the year ended December 31, 2015, the Group recognized impairment expenses on property, plant and equipment of $251,799. A breakdown of those impairments is provided in note 7g.

The Group has determined that the level of activity that represents commercial production for Reed, 777 North, phase 1 of Lalor and Constancia is production of an average of 60% of design capacity over a three-month period. The Group has determined that the appropriate level of activity that represents commercial production for phase 2 of Lalor is hoisting at 60% of the average of planned ore mined over a one year period for a minimum of a one month period. On March 31, 2014, September 30, 2014 and April 30, 2015 the Reed mine, phase 2 of the Lalor mine and the Constancia mine met the threshold, respectively. The Group concluded that commercial production related to the Reed mine, phase 2 of the Lalor mine and the Constancia mine commenced on April 1, 2014, October 1, 2014, and May 1, 2015, respectively. At this time, the carrying value of the related assets within capital works in progress were reclassified to plant and equipment and mining properties, and depreciation of the assets commenced.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

The Group has included the mineral properties and fixed assets acquired in the Augusta business combination in the capital works in progress line (note 6b).

The balance disclosed within the Other category relates to the non-cash disposition of certain Reed mine assets to reflect the Group’s proportionate share.

15.	Goodwill

Goodwill is comprised of the following:

Balance, January 1, 2014 (Peru goodwill)	$67,105
Addition of Arizona goodwill, July 16, 2014 (note 6b)	114,478
Balance, December 31, 2014	$181,583
Less impairment	(181,583)

Balance, December 31, 2015	$-

The Group performs impairment testing for its goodwill on an annual basis, as at October 1, and more frequently if there are indicators of impairment.

Given the existence of an impairment indicator at September 30, 2015, the Group performed a quantitative impairment test for its Arizona cash generating unit (“CGU”) and Peru CGU.

Due to an impairment indicator related to the Group’s deficit in its market capitalization compared to the carrying value of its net assets as at December 31, 2015, Management determined that a detailed impairment evaluation was again required for the Arizona CGU and Peru CGU.

For the impairment test, fair value less costs of disposal (“FVLCD”) was used to determine the recoverable amount since it is higher than value in use. FVLCD was calculated using discounted after-tax cash flows based on cash flow projections and assumptions in the Group’s most current life of mine (“LOM”) plans. The fair value measurement in its entirety is categorized as Level 3 based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value.

LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management’s best estimates of key assumptions which are discount rates, future commodity prices, production based on current estimates of recoverable reserves, future operating and capital costs, value of mineral resources not included in the LOM plan and future foreign exchange rates. The cash flows are for periods up to the date that mining is expected to cease, which is 21 years for both the Peru and Arizona CGUs.

The discount rate was based on the business unit’s weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on the US Government’s marketable bond yields as at the valuation date, the Company’s beta coefficient adjustment to the market equity risk premium based on the volatility of the Company’s return in relation to that of a comparable market portfolio, plus a country risk premium, size premium and company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company’s borrowing capabilities and the corporate income tax rate applicable to the segment’s jurisdiction. A real discount rate of 8.00% (September 30, 2015 – 8.00%) for the Peru CGU and 9.75% (September 30, 2015 – 9.50%) for the Arizona CGU was used to calculate the estimated after-tax discounted future net cash flows, commensurate with its individual estimated level of risk.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Commodity prices used in the impairment assessment were determined by reference to external market participant sources. The key commodity price for this assessment is the price of copper. Where applicable to each of the Group’s CGU’s, the cash flow calculations were based on estimates of future production levels applying forecasts for metal prices, which included forecasts for each year from 2016 to 2020 and long-term forecasts for years beginning in 2021. The cash flow calculations utilized a copper price of $2.25/lb in 2016 and 2017, increasing to $3.00/lb in 2019. The cash flow calculations utilized a long-term copper price of $3.00/lb (September 30, 2015 – $3.15/lb), molybdenum long-term prices of $11.00/lb (September 30, 2015 – $11.00/lb), long-term foreign exchange rates of PEN3.25:US$1.00 (September 30, 2015 – PEN3.25:US$1.00) and capital, operating and reclamation costs based on updated LOM plans. For the Peru and Arizona CGUs, a value of $205,000 and $48,100, respectively, was utilized to estimate the value of mineral resources not included in the LOM plan.

Expected future cash flows used to determine the FVLCD used in the impairment testing are inherently uncertain and could materially change over time. Should management’s estimate of the future not reflect actual events, impairments may be identified. This may have a material effect on the Company’s consolidated financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact on a CGU’s fair value as the assumptions are inextricably linked. For example, a decrease in the assumed price of long-term copper could result in amendments to the mine plans which would partially offset the effect of lower prices. It is difficult to determine how all of these factors would interrelate; however, in deriving a recoverable amount, Management believes all of these factors need to be considered.

As at December 31, 2015, the carrying amounts of the Peru and Arizona CGUs exceeded their estimated recoverable amount, consequently the goodwill and property, plant and equipment balances have been adjusted to their recoverable amounts as per the following table:

	Peru	Arizona	Total
Pre-tax impairment to:
Goodwill	$67,105	$114,478	$181,583
Property, plant & equipment (note 14)	197,337	-	197,337
Total Pre-tax impairment charge (note 7g)	264,442	114,478	378,920
Tax impact - recovery	(65,603)	-	(65,603)

After-tax impairment charge	$198,839	$114,478	$313,317

Management’s estimate of future net cash flows is subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Group’s long-lived assets and goodwill. This may have a material effect on the Group’s consolidated financial statements.

For the Peru CGU, a decrease of 10% in the average LOM copper price or a 1.0 percentage point increase in the real discount rate, in isolation of each other, would result in the pre-tax impairment charge being $340 million or $95 million higher, respectively.

For the Arizona CGU, a decrease of 10% in the long-term copper price or a 1.0 percentage point increase in the real discount rate, in isolation of each other, would result in the pre-tax impairment charge being $230 million or $96 million higher, respectively.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

16.	Trade and other payables

	Dec. 31, 2015	Dec. 31, 2014	Jan. 1, 2014
Trade payables	$62,359	$67,499	$54,412
Accruals and payables	93,797	145,710	122,486
Accrued interest	23,267	21,971	17,932
Exploration and evaluation payables	153	270	138
Embedded derivatives - provisional pricing	(118)	(129)	390
Statutory payables	7,727	6,627	10,450

	$187,185	$241,948	$205,808

Accruals and payables include unbilled operational and capital costs and employee benefit amounts owing.

17.	Other liabilities

	Dec. 31, 2015	Dec. 31, 2014	Jan. 1, 2014
Current
Provisions (note 21)	$10,630	$15,724	$6,484
Pension liability (note 22)	23,221	20,768	28,843
Other employee benefits (note 23)	2,107	3,301	3,352
Unearned revenue	1,709	935	-

	37,667	40,728	38,679

18.	Other financial liabilities

	Dec. 31, 2015	Dec. 31, 2014	Jan. 1, 2014
Current
Derivative liabilities	$4,426	$741	$4,354
Finance leases	618	-	-
Other financial liabilities at amortized cost	5,151	5,294	11,017
	10,195	6,035	15,371

Non-current
Finance leases	2,607	-	-
Contingent consideration - gold price option	653	-	-
Warrants at fair value through profit and loss	5,047	22,671	-
Other financial liabilities at amortized cost	19,328	21,758	21,661
	27,635	44,429	21,661

	$37,830	$50,464	$37,032

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. During the year ended December 31, 2015, the liability, net of accretion, associated with several of the community agreements decreased by $1,016 and payments of $1,557 were made. Changes in estimates related to these liabilities are recorded to the liability with a corresponding change in property, plant and equipment or exploration expense.

The derivative liabilities include derivative and hedging transactions as well as warrants issued as consideration for the acquisition of Augusta (note 6b) and warrants assumed on the acquisition of Augusta. Derivative liabilities are carried at their fair value with changes in fair value recorded to the condensed consolidated income statements in other finance (gain) loss. The fair value of derivative and hedging transactions are determined based on internal valuation models and the fair value of warrants issued are determined based on the quoted market prices for the listed warrants. During the year ended December 31, 2015, the Group recognized a gain of $11,579 related to the decrease in the fair value of the liability for the warrants issued in the acquisition of Augusta (note 7f). The fair value of these warrants at December 31, 2015 is $5,047. A total of 21,830,490 warrants were issued which entitle the holder to acquire a common share of the Company at a price of C$15.00 per share on, but not prior to, July 20, 2018. The Company, may, at its option, upon written notice to the warrant holders, settle the exercise of warrants for the in-the-money value, in cash, shares or a combination thereof.

Following from the change in the functional currency (note 4) of the Company to US dollars effective July 1, 2015, it has been determined that the transferable share purchase warrants of Augusta (the “Augusta Warrants”), which were assumed in connection with the acquisition of Augusta, have been reclassified to equity. The reclassification is the result of the achievement of the ‘fixed-for-fixed’ condition under IAS 32, Financial Instruments: Presentation, as the US dollar denominated Augusta Warrants are now aligned with the Company’s US dollar functional currency. As a result of prospective reporting of the Augusta Warrants in equity, the balance of $3,280 will no longer be subject to mark-to-market revaluation. Each Augusta Warrant represents the right to acquire 0.315 of a Hudbay common share and 0.17 of a Hudbay warrant. As at December 31, 2015, there are 3,300,000 Augusta Warrants outstanding with an exercise price of $2.12, expiring December 12, 2016.

The purchase price of the acquisition of New Britannia Mine and Mill (note 6a) contained an option (European) that pays the seller $5,000 if the price of gold is equal to or above $1,400/oz on May 4, 2018. The option represents a financial liability and was recorded at fair value at the acquisition date of New Britannia and will be remeasured at each reporting date with the change in the fair value being recognized as unrealized gains or losses in finance income and expense. The fair value of the embedded derivative at December 31, 2015 was a liability of $653 (December 31, 2014 - $nil).

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

19.	Long-term debt

Long-term debt is comprised of the following:

	Dec. 31, 2015	Dec. 31, 2014	Jan. 1, 2014
Senior unsecured notes (a)	$917,329	$915,846	$732,729
Equipment finance facility (b)	66,521	71,221	-
Constancia standby credit facility (c)	131,174	-	-
Senior secured revolving credit facility (d)	159,856	-	-
	1,274,880	987,067	732,729
Less: current portion	(69,875)	(14,774)	-

	$1,205,005	$972,293	$732,729

(a)	Senior unsecured notes

Balance, January 1, 2014	$732,729
Addition to Principal, net of transaction costs and bond premium	180,428
Change in fair value of embedded derivative (prepayment option)	1,611
Accretion of transaction costs	1,078
Balance, December 31, 2014	$915,846
Change in fair value of embedded derivative (prepayment option)	1,049
Accretion of transaction costs and premiums	434

Balance, December 31, 2015	$917,329

On August 6, 2014, the Group issued $170,000 aggregate principal amount of its 9.50% senior unsecured notes due October 1, 2020 (the “Additional Notes”). The Additional Notes are incremental to the $750,000 aggregate principal amount of 9.50% senior unsecured notes issued between September 2012 and December 2013 (the "Initial Notes", and together with the Additional Notes, the “Notes”). The Notes have been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi-annually on April 1 and October 1 of each year, beginning on April 1, 2013. Interest costs on the Initial Notes had been capitalized to Constancia project assets until May 1, 2015 (the date on which Constancia commenced commercial production), and interest costs on the Additional Notes have been capitalized to Rosemont project assets. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of the Company’s existing and future subsidiaries other than the Company’s subsidiaries associated with the Constancia operation and the Rosemont project.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

(b)	Equipment finance facility

Balance, January 1, 2014	$-
Addition to Principal, net of transaction costs	82,572
Payments made	(12,185)
Accretion of transaction costs	834
Balance, December 31, 2014	$71,221
Addition to Principal, net of transaction costs	10,092
Payments made	(15,902)
Accretion of transaction costs	1,110

Balance, December 31, 2015	$66,521

The equipment finance facility is reflected in the consolidated balance sheets as follows:

	Dec. 31, 2015	Dec. 31, 2014
Current	$16,490	$14,774
Non-current	50,031	56,447

	$66,521	$71,221

In October 2013, the Group entered into an equipment financing facility with Caterpillar Financial Services Corporation to finance the purchase of components of the mobile fleet at the Group’s Constancia operation. Loans pursuant to the equipment financing facility have a term of six years, amortized on a quarterly basis and are secured by the Constancia mobile fleet. The loan has been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. All payments due within twelve months of the period end date are classified as a current liability. The payments are based on a floating annual interest rate of 3-months LIBOR plus 4.25% .

(c)	Constancia standby credit facility

Balance, December 31, 2014	$-
Addition to Principal, net of transaction costs	145,064
Payments made	(14,925)
Accretion of transaction costs	1,035

Balance, December 31, 2015	$131,174

The Constancia standby credit facility is reflected in the consolidated balance sheets as follows:

Current	$53,385
Non-current	77,789

Balance, December 31, 2015	$131,174

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

In June 2014, the Group entered into a $150,000 standby credit facility to provide financing for expenditures at the Constancia project. Drawdowns under the facility are repayable in quarterly installments beginning December 31, 2015 and ending September 30, 2018, and bear interest at LIBOR plus 3.50% . The facility is secured by the assets of the Peru segment. The facility was fully drawn down until the first principle repayment became due on December 31, 2015.

(d)	Senior secured revolving credit facility

Balance, December 31, 2014	$-
Addition to Principal, net of transaction costs	159,310
Accretion of transaction costs	546

Balance, December 31, 2015	$159,856

On March 13, 2015 and August 19, 2015, the Group completed expansions of its corporate revolving credit facility from $100,000 to $300,000 and from $300,000 to $400,000, respectively.

The $400,000 revolving credit facility is on substantially similar terms to the $100,000 credit facility that it replaced. The credit facility is repayable in March 2018, is secured by the assets of the Manitoba segment and contains customary covenants for a facility of this type. This facility bears interest at LIBOR + 4.50% .

As at December 31, 2015, the Manitoba segment had letters of credit advanced under the facility in the amount of $50,074 (December 31, 2014 - $55,240) which are treated as drawings under the facility.

(e)	Augusta loan

During August 2014, the Group repaid $117,870 of loans made by RK Mine Finance Trust I to Augusta.

20.	Deferred revenue

On August 8, 2012, the Group entered into a precious metals stream transaction with Silver Wheaton whereby the Group has received aggregate deposit payments of $750,000 against delivery of 100% of payable gold and silver from the 777 mine until the later of the end of 2016 and satisfaction of a completion test at the Constancia project, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life. The stream transaction also includes delivery of 100% of payable silver from the Constancia project. On November 4, 2013, the Group entered into an amended and restated precious metals stream agreement with Silver Wheaton pursuant to which the Group agreed to receive an additional $135,000 deposit against delivery of 50% of payable gold from the Constancia project, with the deposit payable in cash or Silver Wheaton shares, at Silver Wheaton’s election. In addition to the deposit payments, as gold and silver is delivered to Silver Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) $400 per ounce (for gold) and $5.90 per ounce (for silver), subject to 1% annual escalation after three years. As at December 31, 2015, the cash payments for the 777 mine equal $404 per ounce (for gold) and $5.96 per ounce (for silver). As at December 31, 2015, the cash payments for the Constancia operation equal $400 per ounce (for gold) and $5.90 per ounce (for silver).

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

The Group received a cash deposit payment of $125,000 in March 2014 as a result of $1,000,000 in capital expenditures having been paid at the Constancia operation. In addition, the Group received Silver Wheaton shares in satisfaction of the gold deposit during September 2014 and sold the shares for net proceeds of $134,978. The Group has now received all the up-front deposit payments related to the precious metal stream transaction with Silver Wheaton in respect of 777 and Constancia.

The Group recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered to Silver Wheaton. The Group determines the amortization of deferred revenue to the consolidated income statements on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Silver Wheaton over the life of the 777 and Constancia operations. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

In February 2010, Hudbay Arizona entered into a precious metals stream transaction with Silver Wheaton whereby the Group will receive deposit payments of $230,000 against delivery of 100% of the payable silver and gold from the Rosemont project. The deposit will be payable upon the satisfaction of certain conditions precedent, including the receipt of permits for the Rosemont project and the commencement of construction. In addition to the deposit payments, as gold and silver is delivered to Silver Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) $450 per ounce (for gold) and $3.90 per ounce (for silver), subject to 1% annual escalation after three years. To date, no such deposit has been received under the terms of this contract.

The following table summarizes changes in deferred revenue:

Balance, January 1, 2014	$498,073
Additional installment received	259,978
Recognition of revenue	(44,960)
Effects of changes in foreign exchange	(24,966)
Balance, December 31, 2014	$688,125
Recognition of revenue	(51,860)
Effects of changes in foreign exchange	(39,005)

Balance, December 31, 2015	$597,260

Deferred revenue is reflected in the consolidated balance sheets as follows:

	Dec. 31, 2015	Dec. 31, 2014	Jan.1, 2014
Current	$68,250	$70,062	$61,722
Non-current	529,010	618,063	436,351

	$597,260	$688,125	$498,073

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

21.	Provisions

	Decommis-
	sioning,
	restoration	Deferred	Restricted
	and similar	share units	share units[1]
Dec. 31, 2015	liabilities	(note 26)	(note 26)	Total
Balance, beginning of year	$159,809	$5,084	$9,179	$174,072
Net additional provisions made	16,700	1,065	9,645	27,410
Amounts used	(1,682)	-	(4,798)	(6,480)
Unused amounts reversed	(157)	-	-	(157)
Acquisition of New Britannia	1,861	-	-	1,861
Disposal of Balmat	(20,112)	-	-	(20,112)
Unwinding of discount (note 7f)	2,811	-	-	2,811
Effect of change in discount rate	4,612	-	-	4,612
Effect of foreign exchange	(16,807)	(844)	(987)	(18,638)
Effect of change in share price	-	(2,502)	(8,651)	(11,153)

Balance, end of year	$147,035	$2,803	$4,388	$154,226

1 Certain amounts relating to the Arizona segment are capitalized.

Provisions are reflected in the consolidated balance sheets as follows:

Dec. 31, 2015
Current (note 17)	$4,270	$2,803	$3,557	$10,630
Non-current	142,765	-	831	143,596

	$147,035	$2,803	$4,388	$154,226

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

	Decommis-
	sioning,
	restoration	Deferred	Restricted
	and similar	share units	share units
Dec. 31, 2014	liabilities	(note 26)	(note 26)	Other	Total
Balance, beginning of year	$133,101	$4,012	$6,556	$143	$143,812
Net additional provisions made	5,400	976	4,895	-	11,271
Amounts used	(473)	(192)	(2,402)	(138)	(3,205)
Unused amounts reversed	(1,213)	-	-	-	(1,213)
Unwinding of discount (note 7f)	3,424	-	-	-	3,424
Effect of change in discount rate	30,677	-	-	-	30,677
Effect of foreign exchange	(11,107)	(407)	(568)	(5)	(12,087)
Effect of change in share price	-	695	698	-	1,393

Balance, end of year	$159,809	$5,084	$9,179	$-	$174,072

Provisions reflected in the consolidated balance sheets as follows:

Dec. 31, 2014
Current (note 17)	$6,139	$5,084	$4,501	$-	$15,724
Non-current	153,670	-	4,678	-	158,348

	$159,809	$5,084	$9,179	$-	$174,072

January 1, 2014
Current (note 17)	$514	$4,012	$1,958	$-	$6,484
Non-current	132,587	-	4,598	143	137,328
	$133,101	$4,012	$6,556	$143	$143,812

Decommissioning, restoration and similar liabilities are remeasured at each reporting date to reflect changes in discount rates, which can significantly affect the liabilities.

Decommissioning, restoration and similar liabilities

The Group’s decommissioning, restoration and similar liabilities relate to the rehabilitation and closure of currently operating mines and metallurgical plants, development-phase properties and closed properties. The amount of the provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the year ended December 31, 2015 additional provisions were recognized as a result of increased disturbance mostly at Hudbay Peru’s Constancia operations.

The Group's decommissioning and restoration liabilities relate mainly to its Manitoba operations. Management anticipates that significant decommissioning and restoration activities will take place near the time closure of the mining and processing facilities, anticipated to occur from 2019 for Flin Flon operations and up to 2032 for Snow Lake operations (including the Lalor mine). However, these provisions also reflect estimated post-closure cash flows that extend to 2099 for ongoing monitoring and water treatment requirements. Management anticipates most decommissioning and restoration activities for the Constancia operation will occur from 2036 to 2040.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

These estimates have been discounted to their present value at rates ranging from 0.47% to 2.94% per annum (2014 - 0.3% to 2.7%), using pre-tax risk-free interest rates that reflect the estimated maturity of each specific liability.

22.	Pension obligations

The Group maintains non-contributory and contributory defined benefit pension plans for certain of its employees.

The Group uses a December 31 measurement date for all of its plans. For the Group's significant plans, the most recent actuarial valuations filed for funding purposes were performed during 2015 using data as at December 31, 2014. For these plans, the next actuarial valuation required for funding purposes will be performed during 2016 as at December 31, 2015.

Movements in the present value of the defined benefit obligation in the current and previous years were as follows:

		Year ended
		December 31,
	2015	2014
Opening defined benefit obligation	$383,759	$358,848
Current service cost	11,727	10,238
Past service cost related to the new collective bargaining agreement	17,064	-
Other past service cost	588	-
Interest cost	13,554	16,168
Benefits paid from plan	(20,583)	(19,601)
Benefits paid from employer	(705)	(954)
Participant contributions	143	112
Effects of movements in exchange rates	(62,485)	(32,709)
Remeasurement actuarial (gains)/losses:
Arising from changes in demographic assumptions	(3,052)	5,336
Arising from changes in financial assumptions	(1,305)	49,723
Arising from experience adjustments	(1,701)	(3,402)

Closing defined benefit obligation	$337,004	$383,759

The defined benefit obligation closing balance, by member group, is as follows:

	Dec. 31, 2015	Dec. 31, 2014	Jan. 1, 2014
Active members	$235,877	$261,548	$306,317
Deferred members	3,225	3,788	1,413
Retired members	97,902	118,423	51,118

Closing defined benefit obligation	$337,004	$383,759	$358,848

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Movements in the fair value of the pension plan assets in the current and previous years were as follows:

	Year ended
	December 31,
	2015	2014
Opening fair value of plan assets:	$320,422	$305,625
Interest income	11,252	14,380
Remeasurements (gains)/losses:
Return on plan assets (excluding amounts included in net interest expense)	(1,698)	25,943
Contributions from the employer	22,420	21,553
Employer direct benefit payments	705	954
Contributions from plan participants	143	112
Benefit payment from employer	(705)	(954)
Administrative expenses paid from plan assets	(78)	(95)
Benefits paid	(20,583)	(19,601)
Effects of changes in foreign exchange rates	(52,355)	(27,495)

Closing fair value of plan assets	$279,523	$320,422

The amount included in the consolidated balance sheets arising from the entity's obligation in respect of its defined benefit plans is as follows:

	Dec. 31, 2015	Dec. 31, 2014	Jan 1, 2014
Present value of funded defined benefit obligation	$322,769	$368,256	$344,378
Fair value of plan assets	(279,523)	(320,422)	(305,625)
Present value of unfunded defined benefit obligation	14,235	15,503	14,470

Net liability arising from defined benefit obligation	$57,481	$63,337	$53,223

Reflected in the consolidated balance sheets as follows:

	Dec. 31, 2015	Dec. 31, 2014	Jan 1, 2014
Pension obligation - current (note 17)	$23,221	$20,768	$28,843
Pension obligation - non-current	34,260	42,569	24,380

Total pension obligation	$57,481	$63,337	$53,223

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Pension expense is as follows:

	Dec. 31, 2015	Dec. 31, 2014
Service costs:
Current service cost	$11,727	$10,238
Past service cost and loss from settlements	17,064	-
Total service cost	28,791	10,238
Net interest expense	2,302	1,788
Administration cost	78	95

Defined benefit pension expense	$31,171	$12,121

Defined contribution pension expense	$824	$800

Remeasurement on the net defined benefit liability:

	Dec. 31, 2015	Dec. 31, 2014
Return/(loss) on plan assets (excluding amounts included in net interest expense)	$1,698	$(25,943)
Actuarial (gains)/losses arising from changes in demographic assumptions	(3,052)	5,336
Actuarial (gains)/losses arising from changes in financial assumptions	(1,305)	49,723
Actuarial gains arising from experience adjustments	(1,701)	(3,402)

Defined benefit gain/(loss) related to remeasurement	$(4,360)	$25,714

Total pension cost	$27,635	$38,635

Pension amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the consolidated income statements within cost of sales upon sale of the inventory.

The current service cost, the interest cost and administration cost for the year are included in the employee benefits expense. The remeasurement of the net defined benefit liability is included in OCI.

Past service costs in 2015 related to the new collective bargaining agreements in Manitoba.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

The defined benefit pension plans typically expose the Group to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk.

Investment risk

The present value of the liabilities for the defined benefit plans is calculated using a discount rate determined by reference to high quality corporate bond yields; if the return on plan assets is below this rate, it will create a plan deficit. The Group's primary quantitative investment objectives are maximization of the long term real rate of return, subject to an acceptable degree of investment risk and preservation of principal. Risk tolerance is established through consideration of several factors including past performance, current market condition and the funded status of the plan.

Interest risk	A decrease in the bond interest rate will increase the pension plan liabilities; however, this will be partially offset by an increase in the return on the plan's debt investments.
Longevity risk

The present value of the defined benefit plans liabilities is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the pension plans liabilities.

Salary risk

The present value of the defined benefit plans liabilities for some of the pension plans is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plans' liabilities.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	2015	2014
Defined benefit cost:
Discount rate	3.97%	4.94%
Expected rate of salary increase[1]	3.00%	3.00%
Average longevity at retirement age for current pensioners
(years)[2]:
Males	21.5	21.3
Females	24.0	23.5

	2015	2014
Defined benefit obligation:
Discount rate	4.08%	3.97%
Expected rate of salary increase[1]	3.00%	3.00%
Average longevity at retirement age for current pensioners (years)[2]:
Males	20.8	21.5
Females	23.3	24.0
Average longevity at retirement age for current employees (future pensioners) (years)2:
Males	22.2	22.9
Females	24.5	25.2

1 Plus merit and promotional scale based on member's age
2 CPM2014 Priv with CPM-B projection scale.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

The Group reviews the assumptions used to measure pension costs (including the discount rate) on an annual basis. Economic and market conditions at the measurement date affect these assumptions from year to year. In determining the discount rate, the Group considers the duration of the pension plan liabilities.

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate, expected salary increase and mortality. The sensitivity analysis below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting periods, while holding other assumptions constant:

-	If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by $22,924 (increase by $25,728).
-	If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by $3,258 (decrease $3,607).
-	If the life expectancy increases (decreases) by one year for both men and women, the defined benefit obligation would increase by $4,816 (decrease by $6,789)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the consolidated balance sheets.

The Group’s main pension plans are registered federally with the Office of the Superintendent of Financial Institution and with the Canada Revenue Agency. The registered pension plans are governed in accordance with the Pension Benefits Standards Act and the Income Tax Act. The sponsor contributes the amount needed to maintain adequate funding as dictated by the prevailing regulations.

Expected employer contribution to the pension plans for the fiscal year ending December 31, 2016 is $23,221.

The average duration of the pension obligation at December 31, 2015 is 14.9 years (2014 – 15.1 years). This number can be broken down as follows:

-	Active members: 16.2 years (2014: 17.5 years)
-	Deferred members: 18.5 years (2014: 22.8 years)
-	Retired members: 11.7 years (2014: 9.7 years)

Asset-Liability-Matching studies are performed periodically to analyse the investment policies in terms of risk-and-return profiles.

The actual return on plan assets in 2015 was 3.42% (2014: 13.6%)

The pension plans do not invest directly in either securities or property/real estate of the Group.

With the exception of fixed income investments, the plan assets are actively managed by investment managers, with the goal of attaining returns that potentially outperform passively managed investments. Within appropriate limits, the actual composition of the invested funds may vary from the prescribed investment mix.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

The following is a summary of the fair value classification levels for investment:

December 31, 2015	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$4,387	$-	$-	$4,387
Pooled equity funds	110,853	-	-	110,853
Pooled fixed income funds	-	140,949	-	140,949
Alternative investment funds	-	22,797	-	22,797
Balanced funds	-	537	-	537

	$115,240	$164,283	$-	$279,523

December 31, 2014	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$2,125	$-	$-	$2,125
Pooled equity funds	142,576	-	-	142,576
Pooled fixed income funds	-	166,020	-	166,020
Alternative investment funds	-	9,105	-	9,105
Balanced funds	-	596	-	596

	$144,701	$175,721	$-	$320,422

January 1, 2014	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$1,483	$-	$-	$1,483
Pooled equity funds	126,499	-	-	126,499
Pooled fixed income funds	-	148,739	-	148,739
Alternative investment funds	-	28,104	-	28,104
Balanced funds	-	800	-	800

	$127,982	$177,643	$-	$305,625

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

23.	Other employee benefits

The Group sponsors both other long-term employee benefit plans and non-pension post-employment benefits plans and uses a December 31 measurement date. These obligations relate mainly to commitments for post-retirement health benefits. Information about the Group's post-employment and other long-term employee benefits is as follows:

Movements in the present value of the defined benefit obligation in the current and previous years were as follows:

	Year ended
	December 31,
	2015	2014
Opening defined benefit obligation	$151,553	$133,676
Current service cost[1]	4,091	3,480
Interest cost	5,465	6,204
Effects of movements in exchange rates	(23,997)	(16,820)
Remeasurement actuarial (gains)/losses:
Arising from changes in demographic assumptions	(52,089)	691
Arising from changes in financial assumptions	(622)	23,119
Arising from experience adjustments	(2,195)	(995)
Benefits paid	(1,947)	2,198

Closing defined benefit obligation	$80,259	$151,553

1 Includes remeasurement of other long term employee benefits

The defined benefit obligation closing balance, by group member, is as follows:

	Dec 31, 2015	Dec 31, 2014	Jan 1, 2014
Active members	$47,267	$89,035	$76,242
Inactive members	32,992	62,518	57,434

Closing defined benefit obligation	$80,259	$151,553	$133,676

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Movements in the fair value of pension plan assets in the current and previous years were as follows:

	Dec. 31, 2015	Dec. 31, 2014
Employer contributions	$1,947	$2,198
Benefits paid	(1,947)	(2,198)

Closing fair value of plan assets	$-	$-

The non-pension employee benefit plan obligations are unfunded.

Reconciliation of assets and liabilities recognized in the consolidated balance sheets:

	Dec. 31, 2015	Dec. 31, 2014	Jan 1, 2014
Unfunded benefit obligation	$80,259	$151,553	$133,676
Vacation accrual and other - non-current	2,543	3,069	3,292

Net liability	$82,802	$154,622	$136,968

Reflected in the consolidated balance sheets as follows:

	Dec. 31, 2015	Dec. 31, 2014	Jan 1, 2014
Other employee benefits liability - current (note 17)	$2,107	$3,301	$3,352
Other employee benefits liability - non-current	80,695	151,321	133,616

Net liability	$82,802	$154,622	$136,968

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Other employee future benefit expense includes the following:

	Dec. 31, 2015	Dec. 31, 2014
Current service cost[1]	$4,091	$3,480
Net interest cost	5,465	6,204

Components recognized in income statements	$9,556	$9,684

	Dec. 31, 2015	Dec. 31, 2014
Remeasurement on the net defined benefit liability:
Actuarial (gains)/losses arising from changes in demographic assumptions	$(52,089)	$691
Actuarial (gains)/losses arising from changes in financial assumptions	(622)	23,119
Actuarial gains arising from changes experience adjustments	(2,195)	(995)

Components recognized in statements of comprehensive income	$(54,906)	$22,815

Total other employee future benefit cost	$(45,350)	$32,499

1 Includes remeasurement of other long term employee benefits

Other employee benefit amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the consolidated income statements within cost of sales upon sale of the inventory.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

	2015	2014
Defined benefit cost:
Discount rate	4.09%	5.00%
Initial weighted average health care trend rate	6.83%	6.99%
Ultimate weighted average health care trend rate	4.00%	4.00%
Average longevity at retirement age for current pensioners (years)[1]:
Males	21.5	21.3
Females	24.0	23.5

	2015	2014
Defined benefit obligation:
Discount rate	4.19%	4.09%
Initial weighted average health care trend rate	6.28%	6.83%
Ultimate weighted average health care trend rate	4.00%	4.00%
Average longevity at retirement age for current pensioners (years):
Males	21.6	21.5
Females	24.0	24.0
Average longevity at retirement age for current employees (future pensioners) (years):
Males	22.9	22.9
Females	25.2	25.2

1 CPM2014 Priv with CPM-B projection scale.

The Group reviews the assumptions used to measure other employee benefit costs (including the discount rate) on an annual basis.

The other employee benefit costs typically expose the Group to actuarial risks such as: interest rate risk, health care cost inflation risk and longevity risk.

Interest risk	A decrease in the bond interest rate will increase the plan liabilities.
Health care cost inflation risk	The majority of the plan's benefit obligations are linked to health care cost inflation and higher inflation will lead to higher liabilities.
Longevity risk

The majority of the plans' benefit liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plans liabilities. This is particularly significant for benefits subject to health care cost inflation where increases in inflation result in higher sensitivity to changes in life expectancy.

The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding other assumptions constant:

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

-	If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by $6,472 (increase by $7,387).
-	If the health care cost assumption increases (decreases) by 1%, the defined benefit obligation would increase by $15,341 (decrease by $12,010).
-	If the life expectancy increases (decreases) by one year for both men and women, the defined benefit obligations would increase by $2,805 (decrease by $2,790).

The average duration of the non pension post employment obligation at December 31, 2015 is 18.1 year (2014: 18.5 years). This number can be broken down as follows:

-	Active members: 22.1 years (2014: 22.8 years)
-	Inactive members: 12.8 years (2014:12.8 years)

24.	Income and mining taxes

(a)	Tax expense (recovery):

The tax expense (recovery) is applicable as follows:

	Year ended
	December 31,
	2015	2014
Current:
Income taxes	$7,202	$4,825
Mining taxes	7,379	1,710
Adjustments in respect of prior years	1,319	(5,615)
	15,900	920
Deferred:
Income taxes - origination and reversal of temporary differences	(76,192)	(59,276)
Canadian mining taxes - origination and reversal of temporary differences	622	11
Peruvian mining tax - origination and reversal of temporary difference	(8,944)	3,320
Adjustments in respect of prior years	1,001	3,698
	(83,513)	(52,247)

	$(67,613)	$(51,327)

(b)	Deferred tax assets and liabilities as represented on the consolidated balance sheets:

	Dec. 31, 2015	Dec. 31, 2014	Jan. 1, 2014
Deferred income tax asset	$40,670	$41,668	$29,458
Deferred mining tax asset - Canada	-	-	429
	40,670	41,668	29,887

Deferred income tax liability	(280,432)	(358,141)	(257,130)
Deferred mining tax liability - Canada	(775)	(552)	-
Deferred mining tax liability - Peru	(13,322)	(22,265)	(18,945)
	(294,529)	(380,958)	(276,075)

Net deferred tax liability balance, end of year	$(253,859)	$(339,290)	$(246,188)

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

(c)	Changes in deferred tax assets and liabilities:

	Year ended	Year ended
	Dec. 31, 2015	Dec. 31, 2014
Net deferred tax liability balance, beginning of period	$(339,290)	$(246,188)
Deferred tax recovery	83,513	52,247
OCI transactions	(1,053)	6,881
Acquisition of Augusta	-	(156,185)
Items charged directly to equity	-	1,845
Foreign currency translation on the deferred tax liability	2,971	2,110

Net deferred tax liability balance, end of year	$(253,859)	$(339,290)

(d)	Reconciliation to statutory tax rate:

As a result of its mining operations, the Group is subject to both income and mining taxes. Generally, most expenditures incurred are deductible in computing income tax, whereas mining tax legislation, although based on a measure of profitability from carrying on mining operations, is more restrictive in respect of the deductions permitted in computing income subject to mining tax. These restrictions include costs unrelated to mining operations as well as deductions for financing expenses, such as interest and royalties. In addition, income unrelated to carrying on mining operations is not subject to mining tax.

A reconciliation between tax expense and the product of accounting profit multiplied by the Group’s statutory income tax rate for the years ended December 31, 2015 and 2014 is as follows:

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

	Year ended
	December 31,
	2015	2014
Statutory tax rate	27.00%	27.00%

Tax expense from continuing operations at statutory rate	$(107,741)	$2,651
Effect of:
Non controlling interest	-	21
Deductions related to resource taxes	(2,347)	(442)
Adjusted income taxes	(110,088)	2,230
Mining taxes	(499)	4,696
	(110,587)	6,926
Temporary income tax differences not recognized	(218)	1,728
Permanent differences related to:
Capital items	2,726	(5,421)
Other income tax permanent differences	49,434	3,583
Prior period temporary differences recognized	-	(44,436)
Impact of lower tax rate outside Peruvian tax stability agreement	1,346	(12,648)
Impact related to differences in tax rates in foreign operations	(18,676)	(4,278)
Impact of Manitoba remeasurement on decommissioning liability due to discount rates	2,108	4,058
Impact related to tax assessments and tax return amendments	1,875	(839)
Foreign exchange on non-monetary items	4,379	-

Tax expense	$(67,613)	$(51,327)

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

(e)	Income tax effect of temporary differences - recognized:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2015 and 2014 are as follows:

	Balance sheet			Income Statement

	Dec. 31,	Dec. 31,	Jan. 1,	2015	2014
	2015	2014	2014
Deferred income tax asset (liability)/ expense (recovery)
Property, plant and equipment	$908	$523	$(2,561)	$(385)	$(2,857)
Pension obligation	727	765	518	38	(289)
Other employee benefits	1,501	2,914	2,036	1,413	(1,042)
Non-capital losses	34,936	34,208	24,996	(728)	(9,766)
Share issue and debt costs	1,461	1,877	3,650	415	1,462
Other	1,137	1,381	819	245	(628)
Deferred income tax asset	40,670	41,668	29,458	998	(13,120)
Deferred income tax liability (asset)/ expense (recovery)
Property, plant and equipment	394,250	509,399	287,862	(115,149)	62,529
Pension obligation	(14,508)	(16,436)	(17,940)	879	6,518
Other employee benefits	(12,695)	(20,365)	(7,312)	7,670	(13,593)
Asset retirement obligations	(16,058)	(15,893)	-	(165)	(15,815)
Share issue and debt costs	(37)	(2)	(53)	(35)	1,777
Non-capital losses	(68,067)	(93,982)	-	25,915	(57,429)
Other	(2,453)	(4,580)	(5,427)	4,686	(27,511)
Deferred income tax liability	280,432	358,141	257,130	(76,199)	(43,524)
Deferred income tax liability /(recovery)	$(239,762)	$(316,473)	(227,672)	$(75,201)	$(56,644)

The above reconciling items are disclosed at the tax rates that apply in the jurisdiction where they have arisen.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

(f)	Income tax temporary differences - not recognized:

     The Group has not recognized a deferred tax asset in respect of the following deductible income tax temporary differences:

	Dec. 31,	Dec. 31,	Jan.1,
	2015	2014	2014
Property, plant and equipment	$71,212	$121,480	$136,933
Capital losses	133,832	132,192	53,579
Other employee benefits	51,984	34,377	85,029
Asset retirement obligations	44,728	55,406	143,432
Non-capital losses	95,186	154,580	115,766
Other	3,540	6,446	36,300

Temporary differences not recognized	$400,482	$504,481	$571,039

The deductible temporary differences excluding non-capital losses do not expire under current tax legislation.

The Canadian non-capital losses were incurred between 2006 and 2015 and expire between 2016 and 2035. The Group incurred United States net operating losses between 2004 and 2015 which have a twenty year carry forward period. Peruvian net operating losses were incurred from 2011 to 2015 which have a four year carry forward period.

(g)	Mining tax effect of temporary differences:

The tax effects of temporary differences that give rise to significant portions of the deferred mining tax assets and liabilities at December 31, 2015 and December 31, 2014 are as follows:

Deferred mining tax (liabilities) assets:

		Dec. 31,
Canada	Dec. 31, 2015	2014	Jan. 1, 2014

Property, plant and equipment	$(775)	$(552)	$429

Deferred mining tax (liabilities) assets:

		Dec. 31,
Peru	Dec. 31, 2015	2014	Jan. 1, 2014

Property, plant and equipment	$(13,322)	$(22,265)	$(18,945)

For the year ended December 31, 2015, the Group had unrecognized deferred mining tax assets of approximately $5,641 (December 31, 2014 and January 1, 2014 - $4,209 and $576)

(h)	Unrecognized taxable temporary differences associated with investments:

There are no taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

(i)	Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances.

(j)	Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations in respect of the Group’s business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

25.	Share capital

(a)	Preference shares:

Authorized: Unlimited preference shares without par value

(b)	Common shares:

Authorized: Unlimited common shares without par value

Issued and fully paid:

	Year ended		Year ended
	Dec. 31, 2015		Dec. 31, 2014
	Common		Common
	shares	Amount	shares	Amount
Balance, beginning of period	233,615,857	$1,562,249	172,078,376	$1,007,585
Exercise of stock options	258,831	1,152	181,035	1,711
Share issue costs, net of tax	-	-	-	(5,226)
Share issuance (note 6a)	1,357,000	13,199	20,930,000	154,571
Shares cancelled	-	-	(24,208)	-
Issued - acquisition of Augusta (note 6b)	-	-	40,450,654	403,608

Balance, end of year	235,231,688	$1,576,600	233,615,857	$1,562,249

On January 9, 2014, the Group entered into an agreement with a syndicate of underwriters who agreed to purchase, on a bought deal basis, 18,200,000 of the Group’s common shares at a price of C$8.25 per share. The underwriters were granted an over allotment option, which they exercised in full, for an additional 2,730,000 common shares. The transaction closed on January 30, 2014, and aggregate gross proceeds from the offering were $154,571.

During the period, the Company declared semi-annual dividends of C$0.01 per share. The Company paid $1,842 and $1,762 on March 31, 2015 and September 30, 2015 to shareholders of record as of March 13, 2015 and September 11, 2015, respectively.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

In 2014, the Company paid $1,746 and $2,068 on March 31, 2014 and September 30, 2014 to shareholders of record as of March 14, 2014 and September 12, 2014, respectively.

The Company declared a semi-annual dividend of C$0.01 per share on February 24, 2016. The dividend will be paid on March 31, 2016 to shareholders of record as of March 11, 2016 and is expected to total C$2,352.

26.	Share-based payments

(a)	Cash-settled share-based payments:

The Group has two cash-settled share-based payment plans, as described below.

Deferred share units (DSU)

At December 31, 2015, the carrying amount and the intrinsic value of the outstanding liability related to the DSU plan was $2,803 (December 31, 2014 - $5,084) (note 21). The following table outlines information related to DSUs granted, expenses recognized and payments made during the year.

	Year ended
	Dec. 31, 2015	Dec. 31, 2014
Granted during the year:
Number of units	147,867	117,169
Weighted average price (C$/unit)	$7.20	$9.25
(Recovery) expenses recognized during the year[1] (notes 7c, 21)	$(1,437)	$1,671

1 This (recovery) expense relates to the grant of DSUs, as well as mark-to-market adjustments, and is presented within selling and administrative expenses on the consolidated income statements.

Restricted share units (RSU)

RSUs granted under the LTEP Plan may be settled in the form of Hudbay common shares or, at the option of Hudbay, the cash equivalent based on the market price of the common shares as of the vesting date. RSUs may also be granted under Hudbay’s Share Unit Plan, however; the RSUs granted under the Share Unit Plan may only be settled in cash. Hudbay has historically settled all RSUs in cash. The Company has determined that the appropriate accounting treatment is to classify the RSUs as cash-settled transactions.

At December 31, 2015, the carrying amount of the outstanding liability related to the RSU plan was $4,388 (December 31, 2014 - $9,179) (note 21). The following table outlines information related to RSUs granted, expenses recognized and payments made in the year.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

	Year ended
	Dec. 31, 2015	Dec. 31, 2014
Number of units, beginning of year	1,905,495	1,601,172
Number of units granted during the year	951,313	679,927
Credits for dividends	6,413	3,855
Number of units forfeited during the year	(14,770)	(64,481)
Number of units vested	(904,944)	(314,978)

Number of units, end of year	1,943,507	1,905,495

Weighted average price - granted (C$/unit)	$10.49	$9.94
Expenses recognized during the year[1] (note 7c)	$1,118	$5,593
Payments made during the year (note 21)	$4,798	$2,402

1 This net expense reflects recognition of RSU expense over the service period, as well as mark-to-market adjustments, and is presented mainly within cost of sales and selling and administrative expenses. Certain amounts related to the Arizona segment are capitalized.

(b)	Equity-settled share-based payment - stock options:

The Group's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan").

Under the amended Plan, the Group may grant to employees, officers, directors or consultants of the Group or its affiliates options to purchase up to a maximum of 13 million common shares of the Group. Options granted under the amended Plan have a maximum term of five years and become exercisable as follows: the first 33 1/3% are exercisable after one year, the next 33 1/3% are exercisable after two years, and the last 33 1/3% are exercisable after three years. Except in specified circumstances, options are not assignable and terminate upon, or within a specified time following, the optionee ceasing to be employed by or associated with the Group. The Plan further provides that the price at which common shares may be issued under the Plan cannot be less than the market price of the common shares on the last trading date before the relevant options are approved by the Board.

Prior to the May 2008 amendment, the Plan approved in June 2005 allowed the Group to grant options up to 10% (to a maximum of 8 million issued outstanding options) of the issued and outstanding common shares of the Group to employees, officers, and directors of the Group for a maximum term of ten years. Of the common shares covered by the stock option plan, the first 33 1/3% were exercisable immediately, the next 33 1/3% were exercisable after one year, and the last 33 1/3% were exercisable after two years.

No options were granted during the years ended December 31, 2015 and December 31, 2014.

The Group estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

	Year ended		Year ended
	Dec. 31, 2015		Dec. 31, 2014
	Number	Weighted	Number	Weighted
	of shares	average	of shares	average
	subject	exercise	subject	exercise
	to option	price	to option	price
		C$		C$
Balance, beginning of year	2,190,299	$15.96	3,340,240	$14.51
Exercised	(258,831)	3.89	(181,035)	7.06
Forfeited	(27,283)	18.14	(42,238)	18.69
Expired	-	-	(926,668)	20.75

Balance, end of year	1,904,185	$17.57	2,190,299	$15.96

For stock options exercised during the year, the weighted average share price at the exercise date was C$11.29 (2014 - C$10.93).

The following table summarizes the options outstanding:

Dec. 31, 2015
		Weighted-	Weighted-		Weighted-
		average	average	Number of	average
Range of	Number of	remaining	exercise	options	exercise
exercise prices	options	contractual life	price	exercisable	price
C$	outstanding	(years)	C$		C$
$9.70 - 12.78	320,465	0.2	$9.70	320,465	$9.70
12.79 - 18.33	603,359	2.2	15.86	603,359	15.86
18.34 - 21.28	810,361	1.2	20.80	810,361	20.80
21.29 - 22.97	70,000	1.8	22.14	70,000	22.14
22.98 - 23.74	100,000	1.6	23.74	100,000	23.74

$9.70 - 23.74	1,904,185	1.4	$17.57	1,904,185	$17.57

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Dec. 31, 2014
		Weighted-
		average	Weighted-	Number of	Weighted-
Range of exercise	Number of	remaining	average	options	average
prices	options	contractual life	exercise price	exercisable	exercise price
C$	outstanding	(years)	C$		C$
$2.59 - 12.78	579,907	0.9	$7.11	579,907	$7.11
12.79 - 18.33	616,695	3.2	15.86	616,695	15.86
18.34 - 21.28	823,697	2.2	20.80	823,697	20.80
21.29 - 22.97	70,000	2.8	22.14	70,000	22.14
22.98 - 23.74	100,000	2.6	23.74	100,000	23.74

$2.59 - 23.74	2,190,299	2.2	$15.96	2,190,299	$15.96

January 1, 2014
		Weighted-
		average	Weighted-	Number of	Weighted-
Range of exercise	Number of	remaining	average	options	average
prices	options	contractual life	exercise price	exercisable	exercise price
C$	outstanding	(years)	C$		C$
$2.59 - 10.20	760,942	1.6	$7.10	760,942	$7.10
10.21 - 14.02	900,000	0.5	12.17	900,000	12.17
14.03 - 16.55	650,031	4.2	15.86	650,031	15.86
16.56 - 21.28	849,267	3.7	20.80	849,267	20.80
21.29 - 23.74	180,000	3.8	23.01	180,000	23.01

$2.59 - 23.74	3,340,240	2.3	$14.51	3,340,240	$14.51

27.	(Loss) earnings per share data

	Year ended
	December 31,
	2015	2014
Weighted average common shares outstanding	234,675,080	209,023,666
Plus net incremental shares from assumed conversions:
Warrants	-	478,455
Stock options	-	181,459

Diluted weighted average common shares outstanding	234,675,080	209,683,580

For periods where Hudbay records a loss, the Group calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares was used, the result would be a reduction in the loss, which would be anti-dilutive. Consequently, for the year ended December 31, 2015, the Group calculated diluted loss per share using 234,675,080 common shares. For the year ended December 31, 2014, the Group calculated diluted income per share using 209,683,580 common shares.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

28.	Capital management

The Group’s definition of capital includes total equity and long-term debt. The Group’s long-term debt balance as at December 31, 2015 was $1,205,005 (December 31, 2014 – $972,293).

The Group’s objectives when managing capital are to maintain a strong capital base in order to:

-	Advance the Group’s corporate strategies to create long-term value for its stakeholders; and
-	Sustain the Group’s operations and growth throughout metals and materials cycles

Hudbay monitors its capital and capital structure on an ongoing basis to ensure they are sufficient to achieve the Group’s short-term and long-term strategic objectives in a capital intensive industry. The Group faces several risks, including volatile metal prices, access to capital, and risk of delays and cost escalation associated with major capital projects. The Group continually assesses the adequacy of its capital structure to ensure its objectives are met. Hudbay monitors its cash and cash equivalents, which were $53,852 as at December 31, 2015 (2014 - $178,668), together with availability under its committed credit facilities. The Group invests its cash and cash equivalents primarily in Canadian bankers’ acceptances, deposits at major Canadian banks, or treasury bills issues by the federal or provincial governments. In addition to the requirement to maintain sufficient cash balances to fund continuing operations, the Group must maintain sufficient cash to fund the interest expense on the long-term debt outstanding (note 19). As part of the Group’s capital management activities, the Group monitors interest coverage ratios and leverage ratios.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

29.	Financial instruments

(a)	Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group's financial instruments and non-financial derivatives:

	Dec. 31, 2015		Dec. 31, 2014		Jan. 1, 2014
	Fair	Carrying	Fair	Carrying	Fair	Carrying
Recurring measurements	Value	value	Value	value	Value	value
Loans and receivables
Cash and cash equivalents [1]	$53,852	$53,852	$178,668	$178,668	$593,669	$593,669
Restricted cash[1]	63,465	63,465	42,318	42,318	21,524	21,524
Trade and other receivables1, 2	145,154	145,154	79,721	79,721	47,768	47,768
Fair value through profit or loss
Trade and other receivables - embedded derivatives[3]	(13,653)	(13,653)	(1,558)	(1,558)	1,229	1,229
Non-hedge derivative assets[3]	16,512	16,512	1,159	1,159	758	758
Prepayment option - embedded derivative[7]	-	-	1,049	1,049	2,660	2,660
Investments at FVTPL[4]	59	59	-	-	8	8
Available-for-sale investments[4]	9,206	9,206	16,115	16,115	45,393	45,393
Total financial assets	274,595	274,595	317,472	317,472	713,009	713,009
Financial liabilities at amortized cost
Trade and other payables[1,2]	179,576	179,576	235,450	235,450	194,969	194,969
Finance leases	3,225	3,225	-	-	-	-
Other financial liabilities[5]	12,045	24,479	17,197	27,052	26,171	32,678
Senior unsecured notes[6]	639,400	917,329	870,320	916,895	772,875	735,389
Equipment finance facility[8]	66,521	66,521	71,221	71,221	-	-
Constancia standby credit facility[8]	131,174	131,174	-	-	-	-
Senior secured revolving credit facility[8]	159,856	159,856	-	-	-	-
Fair value through profit or loss
Trade and other payables - embedded derivatives[3]	(118)	(118)	(129)	(129)	390	390
Warrant liabilities[3]	5,047	5,047	22,671	22,671	-	-
Option liabilities[3]	653	653	-	-	-	-
Non-hedge derivative liabilities[3]	4,426	4,426	741	741	4,354	4,354
Total financial liabilities	1,201,805	1,492,168	1,217,471	1,273,901	998,759	967,780
Net financial liability	$(927,210)	$(1,217,573)	$(899,999)	$(956,429)	$(285,750)	$(254,771)

[1]

Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

[2]	Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.
[3]

Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk. For the warrant and option liabilities, fair value is determined based on quoted market closing price or the Black-Scholes model.

[4]

Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

[5]

These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 18). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

[6]	Fair value of the senior unsecured notes (note 19) has been determined using the quoted market price at the period end.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

[7]

Fair value of the prepayment option embedded derivative related to the long-term debt (note 19) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

[8]	The carrying value of the facilities approximates the fair value as the facilities are based on floating interest rates.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

−	Level 1:	Quoted prices in active markets for identical assets or liabilities;
−	Level 2:	Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and
−	Level 3:	Valuation techniques use significant inputs that are not based on observable market data.

December 31, 2015	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$(13,653)	$-	$(13,653)
Non-hedge derivatives	-	16,512	-	16,512
Investments at FVTPL	-	59	-	59
Available-for-sale investments	7,761	-	1,445	9,206

	$7,761	$2,918	$1,445	$12,124
Financial liabilities measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$(118)	$-	$(118)
Non-hedge derivatives	-	4,426	-	4,426
Option liability	-	653	-	653
Warrant liabilities	5,047	-	-	5,047

	$5,047	$4,961	$-	$10,008

December 31, 2014	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$(1,558)	$-	$(1,558)
Non-hedge derivatives	-	1,159	-	1,159
Prepayment option embedded derivative	-	1,049	-	1,049
Available-for-sale investments	14,391	-	1,724	16,115

	$14,391	$650	$1,724	$16,765
Financial liabilities measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$(129)	$-	$(129)
Non-hedge derivatives	-	741	-	741
Warrant liabilities	19,569	3,102	-	22,671

	$19,569	$3,714	$-	$23,283

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

January 1, 2014	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$1,229	$-	$1,229
Non-hedge derivatives	-	758	-	758
Investments at FVTPL	-	8	-	8
Prepayment option embedded derivative	-	2,660	-	2,660
Available-for-sale investments	43,513	-	1,880	45,393

	$43,513	$4,655	$1,880	$50,048
Financial liabilities measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$390	$-	$390
Non-hedge derivatives	-	4,354	-	4,354

	$-	$4,744	$-	$4,744

The Group's Level 3 investment relates to a minority investment in an unlisted junior mining company. As no observable inputs exist, the Group measures the Level 3 investment at the cost of the investment. The Group monitors business developments and the financial position of the investee to evaluate whether the fair value of the investment has changed significantly. Factors that could result in a significantly lower fair value measurement include poor exploration results or inadequate liquidity to continue as a going concern, among other factors. Factors that would result in a significantly higher fair value measurement include positive exploration results, among other factors.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the year ended December 31, 2015, the Group did not make any transfers.

(b)	Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. At December 31, 2014, the Group had 13 million pounds of copper fixed for floating swaps outstanding at an average fixed receivable price $2.79/lb, setting across January 2015 through March 2015. During the year ended December 31, 2015, the Group entered into copper fixed for floating and floating for floating swaps as needed to manage the risk associated with provisional pricing terms. As at December 31, 2015, the Group had 170 million pounds of copper fixed for floating swaps outstanding at an average fixed receivable price of $2.37/lb, setting across January 2016 through April 2016.

The hedging transactions were with counterparties that the Group believes to be creditworthy and did not require the Group to provide collateral. The aggregate fair value of the transactions at December 31, 2015 was an asset position of $16,436 (December 31, 2014 - an asset position of $1,089).

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. Hudbay is generally obligated to deliver gold and silver to Silver Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time Hudbay delivers gold and silver to Silver Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge distinction, and the associated cash flows are classified in operating activities. At December 31, 2015 and December 31, 2014, the Group held no gold forward sales contracts. At December 31, 2015 the Group held 151,327 ounces of silver forward sales contracts and prices ranged from $14.17 to $15.21, and settlement dates extended out up to March 2016. The aggregate fair value of the transactions at December 31, 2015 was an asset position of $86. At December 31, 2014 the Group held no silver forward sales contracts.

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. The fixed price sales contracts with customers are not recognized as derivatives, as they are executory contracts entered into and held for the purpose of the Group’s expected sale requirements. However, the zinc forward purchase contracts are recorded as derivatives. Gain and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities.

At December 31, 2015, the Group held contracts for forward zinc purchased of 16,438 tonnes (December 31, 2014 – 10,747 tonnes) that related to forward customer sales of zinc. Prices range from $1,497 to $2,343 per tonne (December 31, 2014 – $2,085 to $2,403) and settlement dates extended to December 2016. The aggregate fair value of the transactions at December 31, 2015 was a net liability position of $4,386 (December 31, 2014 – a net liability position of $671).

Non-hedge derivative - warrants

Warrants issued by Hudbay as consideration for the purchase of the acquisition of Augusta are derivative liabilities that are carried at their fair value, with changes in fair value recorded to the consolidated income statements in other finance (gain)/loss. The fair value of warrants issued is determined based on the quoted market prices for the listed warrants. The fair value of the Hudbay warrants at December 31, 2015 was a liability of $5,047 (December 31, 2014 - a liability of $19,569).

Following from the change in the functional currency (note 4) of the Company to US dollars effective July 1, 2015, the Augusta Warrants assumed by Hudbay in the acquisition of Augusta have been reclassified to equity (note 18). As a result of prospective reporting of the Augusta Warrants in equity, the Augusta Warrants will no longer be subject to mark-to-market revaluation.

Non-hedge derivative - options

The purchase price of the acquisition of New Britannia (note 6a) contained an option (European) that pays the seller $5,000 if the price of gold is at or above $1,400/oz on the third anniversary from the closing date, or nil if the price of gold is below that level on that date. The option represents a financial liability and was recorded at fair value at the acquisition date of New Britannia and will be remeasured at each reporting date with changes in the fair value being recognized as unrealized gains or losses in finance income and expenses (note 7f). The fair value of the embedded derivative at December 31, 2015 was a liability of $653 (December 31, 2014 - $nil).

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

(c)	Embedded derivatives

Provisional pricing embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Provisional pricing embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

At December 31, 2015, the Manitoba segment’s net position consisted of contracts awaiting final pricing for sales of 10,078 tonnes of copper (December 31, 2014 – 8,576 tonnes) and no purchases of zinc (December 31, 2014 – nil tonnes). In addition, at December 31, 2015, the Manitoba segment’s, net position consisted of contracts awaiting final pricing for sales of 6,448 ounces of gold and 66,131 ounces of silver (December 31, 2014 – 2,651 ounces of gold and 26,968 ounces of silver).

As at December 31, 2015, the Manitoba segment’s provisionally priced copper, gold and silver sales subject to final settlement were recorded at average prices of $2.13/lb (December 31, 2014 – $2.83/lb), $1,060/oz (December 31, 2014 – $1,184/oz) and $13.78/oz (December 31, 2014 – $15.59/oz), respectively.

At December 31, 2015, the Peru segment’s net position consisted of contracts awaiting final pricing for sales of 68,955 tonnes of copper (December 31, 2014 – nil) and 4,058 ounces of gold (December 31, 2014 – nil). As at December 31, 2015, the Peru segment’s provisionally priced copper and gold sales subject to final settlement were recorded at average prices of $2.14/lb (December 31, 2014 – nil) and $1,060 (December 31, 2014 – nil), respectively.

The aggregate fair value of the embedded derivatives within the copper concentrate sales contracts at December 31, 2015, was a liability position of $13,653 (December 31, 2014 – a liability of $1,558). The aggregate fair value of other embedded derivatives at December 31, 2015, was an asset position of $118 (December 31, 2014 – an asset position of $129).

Prepayment option embedded derivative

The Notes (note 19) contain prepayment options, which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gains or losses in finance income and expense (note 7f). The fair value of the embedded derivative at December 31, 2015 was $nil (December 31, 2014 - an asset of $1,049).

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

(d)	Financial risk management

The Group’s financial risk management activities are governed by Board-approved policies addressing risk identification, hedging authorization procedures and limits and reporting. Hudbay's policy objective, when hedging activities are undertaken, is to reduce the volatility of future profit and cash flow within the strategic and economic goals of the Group. The Group from time to time employs derivative financial instruments, including forward and option contracts, to manage risk originating from exposures to commodity price risk, foreign exchange risk and interest rate risk. Significant derivative transactions are approved by the Board of Directors, and hedge accounting is applied when certain criteria have been met. The Group does not use derivative financial instruments for trading or speculation purposes.

The following is a discussion of the Group’s risk exposures.

(i)	Market risk

Market risk is the risk that changes in market prices, including foreign exchange rates, commodity prices and interest rates will cause fluctuations in the fair value or future cash flows of a financial instrument.

Foreign currency risk

The Group’s primary exposure to foreign currency risk arises from:

-

Translation of Canadian dollar denominated costs and, to a lesser extent, Peruvian Nuevo soles cost into US dollars. Substantially all of the Group’s revenues are denominated in US dollars, while less than half of its costs are denominated in Canadian dollars. Generally, with gross profit, appreciation of the US dollar relative to the Canadian dollar will increase the Group’s profit.

-

Translation of foreign currency denominated cash and cash equivalents, trade and other receivables, trade and other payables, as well as other financial liabilities. Appreciation of the US dollar relative to a foreign currency will decrease the net asset value of these balances once they have been translated to US dollars, resulting in foreign currency translation losses on foreign currency denominated assets and gains on foreign currency denominated liabilities.

The Manitoba segment’s primary financial instrument foreign currency exposure is on US denominated cash and cash equivalents, trade and other receivables and other financial liabilities. The Peru segment’s primary financial instrument foreign currency exposure is on Peruvian Nuevo soles cash and cash equivalents, trade and other payables and other financial liabilities.

As a result of Company’s change in functional currency on July 1, 2015 to US dollars, the primary financial instrument foreign currency exposure as at December 31, 2015 for the Corporate and other activities segment has changed. The Corporate and other activities segment’s primary financial instrument foreign currency exposure is now on Canadian denominated cash and cash equivalents and trade and other payables.

The Group’s exposure to foreign currency risk was as follows based on notional financial instruments amounts stated in US equivalent dollars:

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

	Dec. 31, 2015			Dec. 31, 2014
	CAD[1]	USD[2]	PEN[3]	USD[4]	PEN[3]
Cash and cash equivalents	$5,077	$5,524	$1,922	$96,675	$3,455
Trade and other receivables	530	27,262	9,428	31,211	16
Other financial assets	9,100	-	-	-	-
Trade and other payables	(4,557)	(5,354)	(8,844)	(27,294)	(9,764)
Other financial liabilities	(5,117)	(8,304)	(24,479)	-	(27,052)
Long-term debt (including current portion)	-	-	-	(915,846)	-
	$5,033	$19,128	$(21,973)	$(815,254)	$(33,345)

1 HMI is exposed to foreign currency risk on CAD.
2 The Manitoba segment is exposed to foreign currency risk on USD.
3 The Peru segment is exposed to foreign currency risk on PEN.
4 The Manitoba, Corporate and Other segments are exposed to foreign currency risk on USD as at December 31, 2014.

The following sensitivity analysis for foreign currency risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis is based on values as at December 31, 2015 and does not reflect the overall effect that changes in market variables would have on the Group's results of operations.

		Would have changed		Would have changed
December 31, 2015	Change of:	2015 after-tax profit by:		2015 after-tax OCI by:
USD/CAD exchange rate[1]	+ 10%	1.3 million		- million
USD/CAD exchange rate[1]	- 10%	(1.3) million		- million
CAD/USD exchange rate[1]	+ 10%	$(0.4) million		$1.0 million
CAD/USD exchange rate[1]	- 10%	0.4 million		(0.8) million
USD/PEN exchange rate[2]	+ 10%	1.3 million		- million
USD/PEN exchange rate[2]	- 10%	(1.6) million		- million

		Would have changed		Would have changed
December 31, 2014	Change of:	2014 after-tax profit by:		2014 after-tax OCI by:
USD/CAD exchange rate[1]	+ 10%	$(83.3) million	$	- million
USD/CAD exchange rate[1]	- 10%	83.3 million		- million
USD/PEN exchange rate[2]	+ 10%	2.3 million		- million
USD/PEN exchange rate[2]	- 10%	(2.3) million		- million

1 Effect on profit due to foreign currency remeasurements of balances denominated in a currency different from a Hudbay subsidiary's functional currency; effect on OCI due to remeasurement of available-for-sale investments.
2 Effect on profit due to foreign currency remeasurement of balances denominated in Peruvian nuevo sol.

Commodity price risk

Hudbay is exposed to market risk from prices for the commodities the Group produces and sells, such as copper, zinc, gold and silver. From time to time, the Group maintains price protection programs and conducts commodity price risk management through the use of derivative contracts.

The following sensitivity analysis for commodity price risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant, This analysis is based on values as at December 31, 2015 and does not reflect the overall effect that changes in market variables would have on the Groups’ results of operations.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

		Would have changed		Would have changed
December 31, 2015	Change of:	2015 after-tax profit by:		2015 after-tax OCI by:
Copper prices ($/lb)[3]	+ $0.30	$1.5 million	$	- million
Copper prices ($/lb)[3]	- $0.30	(1.0) million		- million
Zinc prices ($/lb)[4]	+ $0.10	3.0 million		- million
Zinc prices ($/lb)[4]	- $0.10	(2.3) million		- million

		Would have changed		Would have changed
	Change of:	2014 after-tax profit by:		2014 after-tax OCI by:
December 31, 2014
Copper prices ($/lb)[3]	+ $0.30	$0.2 million	$	- million
Copper prices ($/lb)[3]	- $0.30	(0.2) million		- million
Zinc prices ($/lb)[4]	+ $0.10	1.4 million		- million
Zinc prices ($/lb)[4]	- $0.10	(1.4) million		- million

3 Effect on profit due to embedded provisional pricing derivatives (note 29c) and copper fixed for floating swaps (note29b).
4 Effect on profit due to embedded provisional pricing derivatives (note 29c) and non-hedge zinc derivatives (note 29b).

Share price risk

Hudbay is exposed to market risk from share prices for the Group’s investments in listed Canadian metals and mining companies. These investments are made to foster strategic relationships, in connection with joint venture agreements and for investment purposes. Management monitors the value of these investments for the purposes of determining whether to add or reduce the Group’s positions.

The following sensitivity analysis for share price risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis is based on values as at December 31, 2015 and does not reflect the overall effect that changes in market variables would have on the Group’s finance expenses.

			Would have changed	Would have changed
December 31, 2015	Change of:		2015 after-tax profit by:	2015 after-tax OCI by:
Share prices[5]	+ 25%		$1.7 million	$0.6 million
Share prices[5]	- 25%		(1.1) million	(1.2) million

			Would have changed	Would have changed
December 31, 2014	Change of:		2014 after-tax profit by:	2014 after-tax OCI by:
Share prices[5]	+ 25%	$	- million	$4.2 million
Share prices[5]	- 25%		(2.4) million	(1.8) million

5 Effect on OCI due to mark-to-market and effect on profit due to impairment on available-for-sale investments in listed shares (note 12).

Interest rate risk

The group is exposed to cash flow interest rate risk on its cash and cash equivalents, fair value interest rate risk on its embedded derivative associated with its Notes. There is no impact on the long-term debt as it is fixed rate debt carried at amortized cost using the effective interest rate method.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

For the following sensitivity analysis for 2015, interest rate risk relates solely to the prepayment option embedded derivative in the long-term debt outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis is based on values at December 31, 2015 and does not reflect the overall effect that changes in market variables would have on the group’s finance expenses.

	Change of:		Would have changed		Would have changed
December 31, 2015			2015 after-tax profit by:		2015 after-tax OCI by:
Interest rates	+ 2.00%	$	- million	$	- million
Interest rates	- 2.00%		- million		- million

	Change of:	Would have changed		Would have changed
December 31, 2014		2014 after-tax profit by:		2014 after-tax OCI by:
Interest rates	+ 2.00%	$(1.0) million	$	- million
Interest rates	- 2.00%	4.5 million		- million

At December 31, 2015 and 2014, the effect of interest rate changes on the Group's cash equivalents would not have resulted in a significant tax impact on profit.

Refer to note 8 for information about the Group’s cash and cash equivalents.

(ii)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its obligations. The Group’s maximum exposure to credit risk at the reporting date is represented by the carrying amount, net of any impairment losses recognized, of financial assets and non financial derivative assets recorded on the consolidated balance sheets. Refer to note 29a.

A large portion of the Group’s cash and cash equivalents are represented by deposits with major Schedule 1 Canadian banks. Deposits and other investments with Schedule 1 Canadian banks represented 90% of total cash and cash equivalents as at December 31, 2015 (2014 – 88%). The Group’s investment policy requires it to comply with a list of approved investment, concentration and maturity limits, as well as credit quality. Credit concentrations in the group’s short term investments are monitored on an ongoing basis.

Transactions involving derivatives are with counterparties the Group believes to be creditworthy.

Management has a credit policy in place that requires the Group to obtain credit insurance from an investment grade credit insurance provider to mitigate exposure to credit risk in its receivables. At December 31, 2015, approximately 44% of the Group’s trade receivables were insured or payable by letters of credit (2014 - 92% were insured). Insured receivables have a credit insurance deductible of 10%. The deductible and any additional exposure to credit risk is monitored and approved on an ongoing basis.

Six customers accounted for approximately 85% of total trade receivables as at December 31, 2015 (2014 – two customers accounted for approximately 64%). Credit risk for these customers is assessed as medium to low risk.

As at December 31, 2015, none of the Group’s trade receivables was aged more than 30 days (2014 – 2%).

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

(iii)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its obligations associated with financial liabilities. Hudbay's objective is to maintain sufficient liquid resources to meet operational and investing requirements.

The following summarizes the contractual undiscounted cash flows of the Group’s non-derivative and derivative financial liabilities, including any interest payments, by remaining contractual maturity. The table includes all instruments held at the reporting date for which payments had been contractually agreed at the reporting date. The undiscounted amounts shown are gross amounts, unless the liabilities will be settled net. Amounts in foreign currency are translated at the closing rate at the reporting date. When a counterparty has a choice of when an amount is paid, the liability is allocated to the earliest possible time period.

						Maturing in
	Carrying	Contractual	12 months or			over 5
Dec. 31, 2015	amount	cash flows	less	1 - 2 years	2 - 5 years	years
Assets used to manage liquidity risk
Cash and cash equivalents	$53,852	$53,852	$53,852	$-	$-	$-
Trade and other receivables	145,154	145,154	120,043	9,547	15,564	-
Non-hedge derivative asset	16,512	16,512	16,512	-	-	-
	$215,518	$215,518	$190,407	$9,547	$15,564	$-
Non-derivative financial liabilities
Trade and other payables, including embedded derivative	(179,458)	(179,458)	(179,458)	-	-	-
Other financial liabilities	(24,479)	(37,721)	(7,037)	(1,516)	(4,548)	(24,620)
Long-term debt, including prepayment option embedded derivative	(1,274,880)	(1,734,695)	(165,026)	(406,040)	(1,163,629)	-
Finance lease liabilities	(3,225)	(3,533)	(728)	(728)	(2,077)	-
	$(1,482,042)	$(1,955,407)	$(352,249)	$(408,284)	$(1,170,254)	$(24,620)
Derivative financial liabilities
Warrant liabilities (note 18)	(5,047)	(5,047)	-	-	(5,047)	-
Gold option (note 18)	(653)	(653)	-	-	(653)	-
Non-hedge derivative contracts (note 18)	(4,426)	(4,426)	(4,426)	-	-	-
	$(10,126)	$(10,126)	$(4,426)	$-	$(5,700)	$-

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

	Carrying	Contractual	12 months or			Maturing in
Dec. 31, 2014	amount	cash flows	less	1 - 2 years	2 - 5 years	over 5 years
Assets used to manage liquidity risk
Cash and cash equivalents	$178,668	$178,668	$178,668	$-	$-	$-
Trade and other receivables	79,721	79,721	58,800	-	-	20,921
Non-hedge derivative assets	1,159	1,159	1,159	-	-	-
	$259,548	$259,548	$238,627	$-	$-	$20,921
Non-derivative financial liabilities
Trade and other payables, including embedded derivatives	(235,321)	(235,321)	(235,321)	-	-	-
Other financial liabilities	(27,052)	(43,023)	(6,299)	(1,729)	(6,917)	(28,078)
Long-term debt, including prepayment option embedded derivative	(987,067)	(1,499,007)	(80,324)	(102,174)	(309,110)	(1,007,399)
	$(1,249,440)	$(1,777,351)	$(321,944)	$(103,903)	$(316,027)	$(1,035,477)
Derivative financial liabilities
Warrant liabilities (note 18)	(22,671)	(22,671)	-	(3,101)	-	(19,570)
Non-hedge derivative contracts (note 18)	(741)	(741)	(741)	-	-	-
	$(23,412)	$(23,412)	$(741)	$(3,101)	$-	$(19,570)

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

	Carrying	Contractual	12 months or			Maturing in
January 1, 2014	amount	cash flows	less	1 - 2 years	2 - 5 years	over 5 years
Assets used to manage liquidity risk
Cash and cash equivalents	$593,669	$593,669	$593,669	$-	$-	$-
Trade and other receivables	47,768	47,768	47,768	-	-	-
Non-hedge derivative assets	758	758	758	-	-	-
	$642,195	$642,195	$642,195	$-	$-	$-
Non-derivative financial liabilities
Trade and other payables, including embedded derivative	(195,359)	(195,359)	(195,359)	-	-	-
Other financial liabilities	(32,678)	(40,556)	(16,558)	(2,922)	(5,547)	(15,529)
Long-term debt, including prepayment option embedded derivative	(732,729)	(1,248,750)	(71,250)	(71,250)	(213,750)	(892,500)
	$(960,766)	$(1,484,665)	$(283,167)	$(74,172)	$(219,297)	$(908,029)
Derivative financial liabilities
Non-hedge derivative contracts (note 18)	$(4,354)	$(4,354)	$(4,354)	$-	$-	$-

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

30.	Commitments and contingencies

(a)	Operating lease commitments

The Group has entered into various lease commitments for facilities and equipment. The leases expire in periods ranging from one to eight years. There are no restrictions placed on the Group by entering into these leases. Future minimum lease payments under non-cancelable operating leases recognized in operating expenses at December 31 are:

	2015	2014
Within one year	$5,454	$4,294
After one year but not more than five years	13,151	10,713
More than five years	2,042	3,101

	$20,647	$18,108

Payments recognized in operating expenses:

	2015	2014
Minimum lease payments	$4,953	$3,548
Sub-lease payments received	(536)	(372)

	$4,417	$3,176

Future minimum sub-lease payments expected to be received on non-cancelable leases are $268.

(b)	Capital commitments

As at December 31, 2015, the Group had outstanding capital commitments in Canada of approximately $10,846 primarily related to equipment on order, of which approximately $10,379 cannot be terminated by the Group; approximately $59,897 in Peru, related to ongoing sustaining capital, of which all can be terminated by the Group; approximately $163,490, primarily related to its Rosemont project, of which approximately $78,237 cannot be terminated by the Group and approximately $850 in Chile, related to exploration activities, none of which can be terminated by the Group.

(c)	Contingent liabilities

Contingent liabilities

The Group is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Group's belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. As a result, no significant contingent liabilities have been recorded in these consolidated financial statements.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

As part of the streaming agreement with Silver Wheaton for the 777 mine, the Group must repay, with precious metal credits, the legal deposit provided by Silver Wheaton by August 1, 2052, the expiry date of the agreement. If the legal deposit is not fully repaid with precious metal credits related to 777 production by the expiry date, a cash payment for the remaining amount will be due at the expiry date of the agreement. As a result of changes in the remaining 777 mine reserves and lower precious metal prices, there is a possibility that an amount of Silver Wheaton’s legal deposit may not be repaid by means of 777 mine’s precious metal credits over its expected remaining mine life. Given that reserve estimates, production timing and precious metal prices are subject to uncertainty, management has concluded that a cash payment at the expiry of the agreement with Silver Wheaton is unlikely. As at December 31, 2015 the discounted cash payment is not material to the consolidated financial statements.

Contingent assets

There were no significant contingent assets at December 31, 2015 or December 31, 2014.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

31.	Related parties

(a)	Group companies

The financial statements include the financial statements of the Company and the following significant subsidiaries:

				Beneficial
				ownership of
				ultimate controlling
				party (HudBay
				Minerals Inc.)
			Entity's
Name	Jurisdiction	Business	Parent	2015	2014

Hudson Bay Mining and Smelting Co., Limited	Canada	Zinc and copper production	HMI	100%	100%
Hudson Bay Exploration and Development Company Limited	Canada	Exploration and development	HBMS	100%	100%
HudBay Marketing & Sales Inc.	Canada	Marketing and sales	HBMS	100%	100%
HudBay Peru Inc.	British Columbia	Holding company	HMI	100%	100%
HudBay Peru S.A.C.	Peru	Exploration/ development	Peru Inc.	100%	100%
HudBay (BVI) Inc.	British Virgin Islands	Precious metals sales	Peru Inc.	100%	100%
HudBay Arizona Corporation	Canada	Holding company	8988277 Canada Inc.	100%	100%
Rosemont Copper Company [1]	Arizona	Exploration/ development	HudBay Arizona (US) Holding Corporation	100%	100%

[1]

Rosemont Copper Company currently owns a 92.05% interest in the Rosemont project; its interest is subject to an earn-in agreement with United Copper & Moly LLC ("UCM"), pursuant to which UCM has earned a 7.95% interest in the project and may earn up to a 20% interest.

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

(b)	Compensation of key management personnel

The Group’s key management includes members of the Board of Directors, the Group's Chief Executive Officer, the Group’s senior vice presidents and vice presidents.

Total compensation to key management personnel was as follows:

	2015	2014
Short-term employee benefits[1]	$7,755	$8,423
Post-employment benefits	1,050	840
Long-term share-based awards	3,350	4,649

	$12,155	$13,912

[1]

Such as salaries and social security contributions, paid annual leave and paid sick leave, profit-sharing and bonuses (fully vested and payable in cash (2014) or share units (2015)) and non-monetary benefits (such as medical care, housing, cars and free or subsidized goods or services) for current employees.

32.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Year ended
	December 31,
	2015	2014
Change in:
Trade and other receivables	$(55,586)	$139
Inventories	(44,581)	(16,249)
Prepaid expenses and other current assets	(2,802)	1,136
Trade and other payables	53,726	(21,315)
Other	1,493	(2,677)
Changes in taxes payable/receivable	14,077	31,511
Taxes - ITC	(2,802)	(4,031)

	$(36,475)	$(11,486)

(b)	Non-cash transactions:

During the year ended December 31, 2015, the Group entered into the following non-cash investing and financing activities which are not reflected in the consolidated statements of cash flows:

−

Remeasurements of the Group's decommissioning and restoration liabilities as at December 31, 2015, led to a net increase in related property, plant and equipment assets of $22,506 mainly as a result of the increased disturbance in Peru and the acquisition of New Britannia (note 6a). For the year ended December 31, 2014, such remeasurements led to increases in property, plant and equipment assets of $32,688.

−

Property, plant and equipment included $615 of additions which were not yet paid for as at December 31, 2015 (December 31, 2014 - $130,946). These purchases will be reflected in the consolidated statements of cash flows in the periods payments are made.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

33.	Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group's main mining operations are located in Manitoba and Saskatchewan (Canada) and Cusco (Peru) and are included in the Manitoba segment and Peru segment, respectively. The Manitoba and Peru segments generate the Group's revenues. The Manitoba segment sells copper concentrate (containing copper, gold and silver), zinc metal and other products. The Peru segment, formerly a part of the South America segment, consists of the Group's Constancia operation and sells copper concentrate. The Group’s Arizona segment consists of the Group’s Rosemont project in Arizona, which Hudbay acquired on July 16, 2014. Corporate and other activities include the Group’s exploration activities in Chile and Colombia as well as the Balmat segment which consisted of a zinc mine and concentrator which was on care and maintenance and was sold on November 2, 2015. The exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, the Group's President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

	Year ended December 31, 2015
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$499,568	$386,483	$-	$-	$886,051
Cost of sales
Mine operating costs	373,187	177,508	-	-	550,695
Depreciation and amortization	108,555	108,437	-	-	216,992
Gross profit	17,826	100,538	-	-	118,364
Selling and administrative expenses	1,624	653	-	28,660	30,937
Exploration and evaluation	6,866	1,510	-	1,050	9,426
Other operating expense	1,983	6,415	3,372	(1,695)	10,075
Asset and goodwill impairment	19,916	264,442	149,024	-	433,382
Gain on disposal of subsidiary	-	-	-	(37,026)	(37,026)
Results from operating activities	$(12,563)	$(172,482)	$(152,396)	$9,011	$(328,430)
Finance income					(3,995)
Finance expenses					77,463
Other finance gains					(2,857)
Loss before tax					(399,041)
Tax recovery					(67,613)
Loss for the year					$(331,428)

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

	Year ended December 31, 2014
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$507,515	$-	$-	$-	$507,515
Cost of sales
Mine operating costs	366,463	-	-	-	366,463
Depreciation and amortization	83,706	-	-	-	83,706
Gross profit	57,346	-	-	-	57,346
Selling and administrative expenses	1,739	-	-	40,013	41,752
Exploration and evaluation	5,610	1,779	-	2,680	10,069
Other operating income and expenses	255	6,897	-	2,977	10,129
Loss on disposal of subsidiary	-	-	-	5,865	5,865
Augusta related transaction costs	-	-	3,910	15,305	19,215
Results from operating activities	$49,742	$(8,676)	$(3,910)	$(66,840)	$(29,684)
Finance income					(3,536)
Finance expenses					9,424
Other finance losses					(49,514)
Profit before tax					13,942
Tax recovery					(51,327)
Profit for the year					$65,269

	December 31, 2015
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$765,159	$2,873,642	$783,487	$57,297	$4,479,585
Total liabilities	509,875	919,950	154,277	1,108,193	2,692,295
Property, plant and equipment	623,980	2,498,350	762,193	5,753	3,890,276

	Year ended December 31, 2015
Additions to property, plant and equipment	$93,131	$282,283	$49,082	$1,736	$426,232

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2015 and 2014

Year ended December 31, 2014
Additions to property, plant and equipment	$165,908	$751,517	$15,901	$3,312	$936,638

	December 31, 2014
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$1,003,212	$2,840,695	$862,942	$144,032	$4,850,881
Total liabilities	707,110	881,194	164,188	989,331	2,741,823
Property, plant and equipment	762,841	2,560,725	732,639	8,798	4,065,003

	January 1, 2014
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$1,217,788	$2,216,769	$-	$179,571	$3,614,128
Total liabilities	775,700	521,360	-	786,691	2,083,751
Property, plant and equipment	770,995	1,727,838	-	6,880	2,505,713

Geographical Segments

The following tables represent revenue information regarding the Group’s geographical segments for the years ended December 31:

	2015	2014
Revenue by customer location
Canada	$353,339	$360,602
United States	77,673	103,038
Switzerland	264,468	43,775
Germany	94,114	16,903
China	108,388	-
Other	44,287	-
	942,269	524,318
Pre-production revenue	(56,218)	(16,803)
	$886,051	$507,515

During the year ended December 31, 2015 six customers accounted for approximately 20%, 19%, 12%, 11%, 10% and 8%, respectively, of total revenue during the year. Revenues from these customers have been presented in the Manitoba and Peru operating segments. During the year ended December 31, 2014 three customers accounted for approximately 27%, 20% and 12%, respectively, of total revenue during the year. Revenues from these three customers have been presented in the Manitoba operating segment.